EXHIBIT 2
                                                                       ---------


AUDITORS' REPORT

TO THE SHAREHOLDERS OF WESTERN OIL SANDS INC.

We have audited the consolidated balance sheets of Western Oil Sands Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and retained earnings (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Western Oil Sands Inc. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian Generally Accepted Accounting Principles.


CHARTERED ACCOUNTANTS

Calgary, Canada
February 25, 2005

CONSOLIDATED BALANCE SHEETS

DECEMBER 31 (THOUSANDS)
2003                                                                       2004
-------------------------------------------------------------------------------
ASSETS
Current Assets
     Cash                                            $     3,715    $     3,770
     Accounts Receivable                                  62,564         57,994
     Inventory (NOTE 4)                                   14,186          9,100
     Prepaid Expense                                       5,771          7,033
                                                     --------------------------
                                                          86,236         77,897
                                                     --------------------------
Capital Assets (NOTE 5)                                1,351,745      1,353,317
Deferred Charges (NOTE 6)                                 18,378         20,903
Future Income Taxes (NOTE 12)                             14,511          6,307
                                                     --------------------------
                                                       1,384,634      1,380,527
                                                     --------------------------
                                                     $ 1,470,870    $ 1,458,424
                                                     --------------------------
LIABILITIES
Current Liabilities
     Accounts Payable and Accrued Liabilities        $    87,679    $    65,949
     Current Portion of Long-term Debt (NOTE 8)           95,000             --
     Current Portion of Lease Obligations (NOTE 9)         5,230          1,340
                                                     --------------------------
                                                         187,909         67,289

Long-term Liabilities
     Long-term Debt (NOTE 8)                             662,620        860,580
     Lease Obligations (NOTE 9)                           53,474         54,193
     Asset Retirement Obligation (NOTE 10)                 8,191          7,137
                                                     --------------------------
                                                         724,285        921,910
                                                     --------------------------
                                                         912,194        989,199
                                                     --------------------------

SHAREHOLDERS' EQUITY
Share Capital (NOTE 13)                                  545,699        476,667
Contributed Surplus                                        1,245            278
Retained Earnings (Deficit)                               11,732         (7,720)
                                                     --------------------------
                                                         558,676        469,225
                                                     --------------------------
                                                     $ 1,470,870    $ 1,458,424
                                                     --------------------------

Commitments and Contingencies (NOTE 18)

See Accompanying Notes to the Consolidated Financial Statements



Approved by the Board of Directors:


/s/ Robert G. Puchniak                              /s/ Mac Van Wielingen
----------------------                              ---------------------
Robert G. Puchniak                                  Mac Van Wielingen
Director                                            Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
YEAR ENDED DECEMBER 31 (THOUSANDS, EXCEPT AMOUNTS PER SHARE)             2004          2003
-------------------------------------------------------------------------------------------
REVENUES
     Revenue (NOTE 17)                                              $ 636,911     $ 281,093
     Less Purchased Feedstocks and Transportation                     315,926       117,580
                                                                    -----------------------
                                                                      320,985       163,513
EXPENSES
     Operating                                                        212,993       106,825
     Royalties                                                          2,954         1,151
     General and Administrative                                         8,101         6,261
     Insurance                                                          9,350         1,661
     Interest (NOTE 11)                                                61,154        38,429
     Stock-based Compensation (NOTE 14)                                   967           278
     Accretion on Asset Retirement Obligation (NOTE 10)                   471           471
     Depreciation, Depletion and Amortization                          44,515        27,531
     Impairment of Long-lived Asset (NOTE 5)                            4,733            --
     Foreign Exchange Gain                                            (38,350)      (34,976)
                                                                    -----------------------

NET EARNINGS BEFORE INCOME TAXES                                       14,097        15,882
     Income Tax Recovery (NOTE 12)                                     (5,355)       (1,251)
                                                                    -----------------------

NET EARNINGS                                                           19,452        17,133
     Charge for Convertible Notes (NOTE 7)                                 --         2,130

NET EARNINGS ATTRIBUTABLE
     TO COMMON SHAREHOLDERS                                         $  19,452     $  15,003
                                                                    -----------------------
Deficit at Beginning of Year                                           (7,720)      (22,723)
                                                                    -----------------------
Retained Earnings (Deficit) at End of Year                          $  11,732     $  (7,720)
                                                                    -----------------------
Net Earnings Per Share (NOTE 13):
     Basic                                                          $    0.37     $    0.30
     Diluted                                                        $    0.37     $    0.29
                                                                    -----------------------

See Accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31 (THOUSANDS)                                2004          2003
------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
     Net Earnings                                            $  19,452     $  17,133
Non-cash items:
     Stock Based Compensation (NOTE 14)                            967           278
     Accretion on Asset Retirement Obligation (NOTE 10)            471           471
     Depreciation, Depletion and Amortization                   44,515        27,531
     Impairment of Long-lived Assets (NOTE 5)                    4,733            --
     Unrealized Foreign Exchange Gain (NOTE 8)                 (39,960)      (35,280)
     Future Income Tax Recovery (NOTE 12)                       (7,104)       (4,330)

Cash Settlements of Asset Retirement Obligation (NOTE 10)          (30)           --
                                                             ------------------------
CASH FROM OPERATIONS                                            23,044         5,803
Decrease (Increase) in Non-Cash Working Capital (NOTE 19)       16,393        (7,133)
                                                             ------------------------
                                                                39,437        (1,330)
                                                             ------------------------

FINANCING ACTIVITIES
     Issue of Share Capital (NOTE 13)                           70,866        51,682
     Share Issue Expenses (NOTE 13)                             (2,934)       (2,211)
     (Repayment) Issue of Long-term Debt                       (63,000)      214,000
     Deferred Charges                                              (56)       (1,017)
     Repayment of Convertible Notes                                 --       (88,000)
     Charge for Convertible Notes (NOTE 7)                          --        (3,640)
     Repayment of Other Long-term Liabilities                   (1,343)         (470)
                                                             ------------------------
CASH GENERATED                                                   3,533       170,344
                                                             ------------------------

INVESTING ACTIVITIES
     Capital Expenditures                                      (46,399)     (158,153)
     Insurance Proceeds (NOTE 18)                                6,431         9,680
     Increase in Non-Cash Working Capital (NOTE 19)             (3,057)      (31,199)
                                                             ------------------------
Cash Invested                                                  (43,025)     (179,672)
                                                             ------------------------
Decrease in Cash                                                   (55)      (10,658)
Cash at Beginning of Year                                        3,770        14,428
                                                             ------------------------
CASH AT END OF YEAR                                          $   3,715     $   3,770
                                                             ------------------------

See Accompanying Notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular Dollar Amounts in Thousands, Except for Share Amounts)

1.    BUSINESS OF THE CORPORATION

WESTERN OIL SANDS INC. (THE "CORPORATION") WAS INCORPORATED ON JUNE 18, 1999 UNDER THE LAWS OF THE PROVINCE OF ALBERTA. THE CORPORATION HOLDS AN UNDIVIDED 20 PER CENT WORKING INTEREST IN AN OIL SANDS PROJECT IN THE ATHABASCA REGION OF NORTHEAST ALBERTA (THE "PROJECT"). SHELL CANADA LIMITED AND CHEVRON CANADA LIMITED HOLD THE REMAINING 60 PER CENT AND 20 PER CENT INTERESTS, RESPECTIVELY. THE PROJECT CONSISTS OF DIRECT OR INDIRECT PARTICIPATION IN THE DESIGN, CONSTRUCTION AND OPERATION OF MINING, EXTRACTING, TRANSPORTING AND UPGRADING OF OIL SANDS DEPOSITS. THE CORPORATION IS ALSO ACTIVELY PURSUING OTHER OIL SANDS AND RELATED BUSINESS OPPORTUNITIES.

2.    SUMMARY OF ACCOUNTING POLICIES

(a)   PRINCIPLES OF CONSOLIDATION

      THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE ACCOUNTS OF THE CORPORATION AND ITS WHOLLY-OWNED SUBSIDIARY CORPORATIONS AND LIMITED PARTNERSHIP. THE CORPORATION'S OIL SANDS ACTIVITIES ARE CONDUCTED JOINTLY WITH OTHERS. THESE FINANCIAL STATEMENTS REFLECT ONLY THE CORPORATION'S PROPORTIONATE INTEREST IN SUCH ACTIVITIES.

(b)   COMMENCEMENT OF COMMERCIAL OPERATIONS

      EFFECTIVE JUNE 1, 2003, THE CORPORATION COMMENCED COMMERCIAL OPERATIONS, AS DETERMINED BY MANAGEMENT, AS ALL ASPECTS OF THE FACILITIES BECAME FULLY OPERATIONAL AND THE PROJECT ACHIEVED 50 PER CENT OF THE STATED DESIGN CAPACITY OF 155,000 BARRELS PER DAY. ACCORDINGLY, THE CORPORATION HAS RECORDED REVENUES AND EXPENSES RELATED TO THE CORPORATION'S SHARE OF OPERATIONS OF THE PROJECT FROM THAT DATE. PRIOR TO JUNE 1, 2003, ALL REVENUES, OPERATING COSTS AND INTEREST WERE CAPITALIZED AS PART OF THE COSTS OF THE PROJECT, AND NO DEPRECIATION, DEPLETION AND AMORTIZATION EXPENSED.

(c)   MEASUREMENT UNCERTAINTY

      THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS, AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. SUCH ESTIMATES RELATE TO UNSETTLED TRANSACTIONS AND EVENTS AS OF THE DATE OF THE CONSOLIDATED FINANCIAL STATEMENTS. ACTUAL RESULTS MAY DIFFER FROM THESE ESTIMATED AMOUNTS AS FUTURE EVENTS OCCUR.

      SPECIFICALLY AMOUNTS RECORDED FOR DEPRECIATION, DEPLETION AND AMORTIZATION ARE BASED ON ESTIMATES OF CRUDE OIL RESERVES, ASSET RETIREMENT OBLIGATION AMOUNTS ARE BASED ON ASSUMPTIONS OF THE FUTURE COSTS TO DISMANTLE THE ASSETS AND RESTORE THE SITE OF THE PROJECT AND FUTURE INCOME TAX AMOUNTS ARE BASED ON ASSUMPTIONS OF THE TIMING AND AT WHICH TAX RATES TEMPORARY DIFFERENCES ARE EXPECTED TO REVERSE. THESE ESTIMATES OF RESERVES AND ASSUMPTIONS OF FUTURE COSTS AND TIMING OF TAX POOL USE ARE SUBJECT TO MEASUREMENT UNCERTAINTY, AND THE IMPACT TO THE CONSOLIDATED FINANCIAL STATEMENTS OF FUTURE PERIODS COULD BE MATERIAL.

(d)   FOREIGN CURRENCY TRANSLATION

      TRANSACTIONS IN FOREIGN CURRENCIES ARE TRANSLATED INTO CANADIAN DOLLARS AT EXCHANGE RATES PREVAILING AT THE TRANSACTION DATES. MONETARY ASSETS AND LIABILITIES DENOMINATED IN A FOREIGN CURRENCY ARE TRANSLATED INTO CANADIAN DOLLARS AT RATES OF EXCHANGE IN EFFECT AT THE END OF THE PERIOD, WITH THE RESULTING UNREALIZED GAIN OR LOSS BEING RECORDED IN THE CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT), AFTER THE COMMENCEMENT OF OPERATIONS. PRIOR TO THE COMMENCEMENT OF OPERATIONS THESE UNREALIZED GAINS AND LOSSES WERE CAPITALIZED.

(e)   CASH

      CASH PRESENTED IN THE CONSOLIDATED FINANCIAL STATEMENTS IS COMPRISED OF CASH AND CASH EQUIVALENTS AND INCLUDES SHORT-TERM INVESTMENTS WITH A MATURITY OF THREE MONTHS OR LESS WHEN PURCHASED.

(f)   INVENTORY

      PRODUCT AND PARTS, SUPPLIES AND OTHER INVENTORIES ARE STATED AT THE LOWER OF AVERAGE COST AND NET REALIZABLE VALUE.

(g)   CAPITAL ASSETS

      CAPITAL ASSETS ARE RECORDED AT COST LESS ACCUMULATED PROVISIONS FOR DEPRECIATION, DEPLETION AND AMORTIZATION. CAPITALIZED COSTS INCLUDE COSTS SPECIFICALLY RELATED TO THE ACQUISITION, EXPLORATION, DEVELOPMENT AND CONSTRUCTION OF THE RELATED PROJECT. THIS INCLUDES INTEREST, WHICH IS CAPITALIZED DURING THE CONSTRUCTION AND START-UP PHASE FOR EACH PROJECT. CAPITAL ASSETS ARE REVIEWED FOR IMPAIRMENT WHENEVER EVENTS OR CONDITIONS INDICATE THAT THEIR NET CARRYING AMOUNT MAY NOT BE RECOVERABLE FROM ESTIMATED FUTURE CASH FLOWS. IF AN IMPAIRMENT IS DETERMINED THE ASSETS ARE WRITTEN DOWN TO THE FAIR MARKET VALUE.

      DEPLETION ON THE PROJECT IS PROVIDED OVER THE LIFE OF PROVED AND PROBABLE RESERVES ON A UNIT OF PRODUCTION BASIS, COMMENCING WHEN THE FACILITIES WERE SUBSTANTIALLY COMPLETE AND AFTER COMMERCIAL PRODUCTION HAD BEGUN. OTHER CAPITAL ASSETS ARE DEPRECIATED ON A STRAIGHT-LINE BASIS OVER THEIR USEFUL LIVES, EXCEPT FOR LEASE ACQUISITION COSTS AND CERTAIN MINE ASSETS, WHICH ARE AMORTIZED AND DEPRECIATED OVER THE LIFE OF PROVED AND PROBABLE RESERVES. THE ESTIMATED USEFUL LIVES OF DEPRECIABLE CAPITAL ASSETS ARE AS
      FOLLOWS:

      LEASEHOLD IMPROVEMENTS      5 YEARS

      FURNITURE AND FIXTURES      5 YEARS

      COMPUTERS                   3 YEARS

(h)   ASSET RETIREMENT OBLIGATION

      EFFECTIVE JANUARY 1, 2003, THE CORPORATION EARLY ADOPTED CICA 3110 "ASSET RETIREMENT OBLIGATIONS". THE NEW STANDARD REQUIRES THAT THE CORPORATION RECOGNIZE AN ASSET AND A LIABILITY FOR ANY EXISTING ASSET RETIREMENT OBLIGATIONS, WHICH IS DETERMINED BY ESTIMATING THE FAIR VALUE OF THIS COMMITMENT AT THE BALANCE SHEET DATE. THE FAIR VALUE IS DETERMINED BY THE CORPORATION BY FIRST ESTIMATING THE EXPECTED TIMING AND AMOUNT OF CASH FLOWS, USING THIRD PARTY COSTS, THAT WILL BE REQUIRED FOR FUTURE DISMANTLEMENT AND SITE RESTORATION, AND THEN PRESENT VALUING THESE FUTURE PAYMENTS USING A CREDIT ADJUSTED RISK FREE RATE APPROPRIATE FOR THE CORPORATION. ANY CHANGE IN TIMING OR AMOUNT OF THE CASH FLOWS SUBSEQUENT TO INITIAL RECOGNITION RESULTS IN A CHANGE IN THE ASSET AND LIABILITY. OVER THE ESTIMATED LIFE OF THE ASSET AND LIABILITY THE CORPORATION RECOGNIZES DEPLETION ON THE ASSET AND ACCRETION ON THE LIABILITY.

(i)   CONVERTIBLE NOTES

      AMOUNTS DRAWN UNDER THE NOTE PURCHASE FACILITY WERE DEEMED TO CONSIST OF BOTH AN EQUITY AND A LIABILITY COMPONENT IN ACCORDANCE WITH CANADIAN GAAP. THE INITIAL CARRYING AMOUNTS RECOGNIZED FOR THE EQUITY AND DEBT COMPONENT ARE ADJUSTED FOR ACCRETION TO BRING THE EQUITY COMPONENT TO THE STATED PRINCIPAL AMOUNT OF THE NOTE PURCHASE FACILITY AT MATURITY AND TO REMOVE THE DEBT COMPONENT. ACCRETION IS CHARGED DIRECTLY TO RETAINED EARNINGS (DEFICIT). UPON MATURITY OF THE NOTE PURCHASE FACILITY THE EQUITY COMPONENT AMOUNT WAS REFINANCED BY THE CORPORATION UNDER THE REVOLVING CREDIT FACILITY, SEE NOTE 8(C).

(j)   STOCK-BASED COMPENSATION PLANS

      THE CORPORATION HAS A STOCK-BASED COMPENSATION PLAN, WHICH IS DESCRIBED IN
      NOTE 14(A). EFFECTIVE JANUARY 1, 2002, THE CORPORATION ADOPTED CICA 3870 "STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS". CICA 3870 IS APPLIED TO ALL STOCK-BASED PAYMENTS TO NON-EMPLOYEES AND TO EMPLOYEE AWARDS THAT ARE DIRECT AWARDS OF STOCK, STOCK APPRECIATION RIGHTS AND SIMILAR AWARDS TO BE SETTLED IN CASH. CICA 3870 IS APPLIED TO ALL GRANTS OF STOCK OPTIONS ON OR AFTER JANUARY 1, 2002.

      DURING THE FOURTH QUARTER OF 2003, EFFECTIVE FOR JANUARY 1, 2003, THE CORPORATION BEGAN PROSPECTIVELY RECOGNIZING COMPENSATION EXPENSE FOR OPTIONS GRANTED UNDER THE PLAN IN ACCORDANCE WITH THE FAIR VALUE METHOD. UNDER THE TRANSITIONAL PROVISIONS IN CICA 3870 THE CORPORATION IS REQUIRED ONLY TO APPLY THE FAIR VALUE BASED METHOD, AND RECORD COMPENSATION EXPENSE AND CONTRIBUTED SURPLUS, TO AWARDS GRANTED, MODIFIED OR SETTLED ON OR AFTER THE BEGINNING OF THE FISCAL YEAR, IN WHICH THE CORPORATION ADOPTS THE FAIR VALUE METHOD FOR THOSE AWARDS. ACCORDINGLY, ONLY AWARDS ISSUED FROM JANUARY 1, 2003, REQUIRE COMPENSATION EXPENSE TO BE RECOGNIZED IN ACCORDANCE WITH CICA 3870. COMPENSATION EXPENSE FOR OPTIONS GRANTED SUBSEQUENT TO 2003 IS DETERMINED BASED ON THE FAIR VALUES AT THE TIME OF GRANT AND ARE RECOGNIZED OVER THE ESTIMATED VESTING PERIODS OF THE RESPECTIVE OPTIONS. FOR OPTIONS GRANTED PRIOR TO JANUARY 1, 2003, THE CORPORATION CONTINUES TO DISCLOSE THE PRO FORMA NET EARNINGS IMPACT OF THE RELATED COMPENSATION EXPENSE. PRO FORMA COMPENSATION-RELATED EARNINGS IMPACTS ARE DETERMINED ON THE SAME BASIS AS THE 2003 OPTIONS.

      CONSIDERATION RECEIVED ON THE EXERCISE OF STOCK OPTIONS GRANTED IS CREDITED TO SHARE CAPITAL, AND IF RELATED TO ANY STOCK OPTIONS THAT WERE GRANTED DURING THE YEAR ENDED DECEMBER 31, 2003, THEN AN AMOUNT EQUAL TO THE COMPENSATION EXPENSE RECOGNIZED TO THAT DATE IS RECLASSIFIED FROM CONTRIBUTED SURPLUS TO COMMON SHARES.

      THE CORPORATION HAS A PERFORMANCE SHARE UNIT PLAN, WHICH IS DESCRIBED IN
      NOTE 14(B). THE CORPORATION, UNDER CICA 3870 "STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS", IS REQUIRED TO RECOGNIZE COMPENSATION EXPENSE, AND CONTRIBUTED SURPLUS, RELATED TO THIS PLAN IN ACCORDANCE WITH THE FAIR VALUE METHOD.

      THE CORPORATION AS AN OWNER IN THE PROJECT SHARES IN ANY RELATED COSTS ASSOCIATED WITH THE PROJECT'S STOCK-BASED COMPENSATION PLANS. THE PROJECT'S PLANS INVOLVE STOCK APPRECIATION RIGHTS (SARS), WHICH MAY REQUIRE SETTLEMENT WITH CASH PAYMENTS. DURING THE VESTING PERIOD, COMPENSATION EXPENSE IS RECOGNIZED USING THE GRADED VESTING APPROACH WHEN THE VALUE OF THE SARS EXCEEDS THE AWARD VALUE. THE CORPORATION'S SHARE OF THE CHANGE IN VALUE OF THE SARS IS RECOGNIZED IN OPERATING EXPENSE IN THE YEAR THE CHANGE OCCURS.

(k)   REVENUE RECOGNITION

      THE REVENUE ASSOCIATED WITH THE SALE OF CRUDE OIL PRODUCTS IS RECORDED AS TITLE AND OTHER SIGNIFICANT RISKS AND REWARDS OF OWNERSHIP ARE PASSED TO THE CUSTOMER.

(l)   NET EARNINGS PER SHARE

      THE CORPORATION USES THE TREASURY STOCK METHOD TO DETERMINE THE DILUTIVE EFFECTS OF STOCK OPTIONS AND OTHER DILUTIVE INSTRUMENTS.

(m)   DERIVATIVE FINANCIAL INSTRUMENTS

      FINANCIAL INSTRUMENTS ARE USED BY THE CORPORATION TO HEDGE ITS EXPOSURE TO MARKET RISKS RELATING TO COMMODITY PRICES AND FOREIGN CURRENCY EXCHANGE RATES. THE CORPORATION'S POLICY IS NOT TO UTILIZE FINANCIAL INSTRUMENTS FOR SPECULATIVE PURPOSES.

      THE CORPORATION FORMALLY DOCUMENTS ALL RELATIONSHIPS BETWEEN HEDGING INSTRUMENTS AND HEDGED ITEMS AS WELL AS ITS RISK MANAGEMENT OBJECTIVES AND STRATEGIES FOR UNDERTAKING VARIOUS HEDGE TRANSACTIONS. THIS PROCESS INCLUDES LINKING ALL DERIVATIVES TO SPECIFIC ASSETS AND LIABILITIES ON THE BALANCE SHEET OR TO SPECIFIC FIRM COMMITMENTS OR FORECASTED TRANSACTIONS. THE CORPORATION ALSO ASSESSES, BOTH AT THE HEDGES' INCEPTION AND ON AN ONGOING BASIS, WHETHER THE DERIVATIVES THAT ARE USED IN HEDGING TRANSACTIONS ARE HIGHLY EFFECTIVE IN OFFSETTING CHANGES IN FAIR VALUES OR CASH FLOWS OF HEDGED ITEMS.

      THE CORPORATION ENTERS INTO HEDGES WITH RESPECT TO A PORTION OF ITS OIL PRODUCTION TO ACHIEVE A MORE PREDICTABLE CASH FLOW BY REDUCING ITS EXPOSURE TO PRICE AND CURRENCY FLUCTUATIONS. THESE TRANSACTIONS ARE ENTERED INTO WITH MAJOR CANADIAN FINANCIAL INSTITUTIONS. GAINS AND LOSSES FROM THESE FINANCIAL INSTRUMENTS ARE RECOGNIZED IN OIL REVENUES AS THE HEDGE SALE TRANSACTIONS OCCUR.

(n)   EMPLOYEE FUTURE BENEFITS

      THE CORPORATION HAS A DEFINED CONTRIBUTION PENSION PLAN FOR ITS DIRECT EMPLOYEES AND AS A RESULT OF THE 20 PER CENT OWNERSHIP IN THE PROJECT HAS A DEFINED BENEFIT PENSION PLAN FOR EMPLOYEES OF THE PROJECT. FOR THE DEFINED CONTRIBUTION PENSION PLAN THE EXPENSE IS RECOGNIZED AS PAYMENTS ARE MADE OR ENTITLEMENTS ARE EARNED.

      FOR THE DEFINED BENEFIT PENSION PLAN THE COSTS ARE DETERMINED USING THE PROJECTED BENEFIT METHOD PRORATED ON LENGTH OF SERVICE AND REFLECTS THE PROJECT'S BEST ESTIMATE OF EXPECTED PLAN INVESTMENT PERFORMANCE, SALARY ESCALATION, RETIREMENT AGES OF EMPLOYEES, WITHDRAWAL RATES AND MORTALITY RATES. THE EXPECTED RETURN ON PLAN ASSETS IS BASED ON THE FAIR VALUE OF THOSE ASSETS AND THE OBLIGATION IS DISCOUNTED USING A MARKET INTEREST RATE AT THE BEGINNING OF THE YEAR BASED ON HIGH QUALITY CORPORATE DEBT INSTRUMENTS. PENSION EXPENSE INCLUDES THE COST OF PENSION BENEFITS EARNED DURING THE CURRENT YEAR, THE INTEREST COST ON PENSION OBLIGATIONS, THE EXPECTED RETURN ON PENSION PLAN ASSETS, THE AMORTIZATION OF ADJUSTMENTS ARISING FROM PENSION PLAN AMENDMENTS AND THE EXCESS OF THE NET ACTUARIAL GAIN OR LOSS OVER TEN PER CENT OF THE GREATER OF THE BENEFITS OBLIGATION AND THE FAIR VALUE OF PLAN ASSETS. THE AMORTIZATION PERIOD COVERS THE EXPECTED AVERAGE REMAINING SERVICE LIFETIME OF EMPLOYEES COVERED BY THE PLANS.

(o)   COMPARATIVE AMOUNTS

      CERTAIN COMPARATIVE AMOUNTS HAVE BEEN RECLASSIFIED TO CONFORM TO THE CURRENT YEAR'S PRESENTATION.


3.    RECENTLY ISSUED CANADIAN ACCOUNTING STANDARDS

IN 2003, CANADIAN ACCOUNTING GUIDELINE 15 (ACG 15), "CONSOLIDATION OF VARIABLE INTEREST ENTITIES" (VIE) WAS ISSUED. EFFECTIVE JANUARY 1, 2005 ACG 15 REQUIRES CONSOLIDATION OF A VIE WHERE A COMPANY WILL ABSORB A MAJORITY OF A VIE'S LOSSES, RECEIVE A MAJORITY OF ITS RETURNS, OR BOTH. THE CORPORATION HAS ENTERED INTO OPERATING LEASES, AS DESCRIBED IN NOTE 18(A), WITH A VIE. THESE OPERATING LEASES, AS CURRENTLY STRUCTURED, DO NOT MEET THE ACG 15 CRITERIA FOR CONSOLIDATION BY THE CORPORATION.


4.    INVENTORY
                                                         2004             2003
-------------------------------------------------------------------------------
Product Inventory                                   $   8,314        $   3,381
Parts, Supplies and Other                               5,872            5,719
-------------------------------------------------------------------------------
                                                    $  14,186        $   9,100
-------------------------------------------------------------------------------


5.    CAPITAL ASSETS

2004                                                       COST        ACCUM. DD&A*             NET
----------------------------------------------------------------------------------------------------
Oil Sands Project                                  $  1,341,395       $   (58,955)      $ 1,282,440
Oil Sands Project Assets Under Capital Lease             52,705            (2,439)           50,266
Other Assets                                             20,105            (1,066)           19,039
----------------------------------------------------------------------------------------------------
                                                   $  1,414,205       $   (62,460)      $ 1,351,745
----------------------------------------------------------------------------------------------------

2003
----------------------------------------------------------------------------------------------------
Oil Sands Project                                  $  1,304,460       $   (18,954)      $ 1,285,506
Oil Sands Project Assets Under Capital Lease             52,744              (795)           51,949
Other Assets                                             16,639              (777)           15,862
----------------------------------------------------------------------------------------------------
                                                   $  1,373,843       $   (20,526)      $ 1,353,317
----------------------------------------------------------------------------------------------------

* Accumulated Depreciation, Depletion and Amortization

DURING 2004 AN ASSET WITH AN AGGREGATE COST OF $4.7 MILLION WAS WRITTEN OFF, AFTER THE CORPORATION DETERMINED IT TO BE IMPAIRED. THE ASSET RELATED TO CERTAIN ACTIVITIES THE CORPORATION WAS PURSUING REGARDING HYDROGEN PRODUCTION TECHNOLOGY. THE ASSET WAS DETERMINED TO BE IMPAIRED AFTER THE CORPORATION RECEIVED A NEGATIVE PRELIMINARY TECHNICAL ANALYSIS OF THE TECHNOLOGY.


6.    DEFERRED CHARGES

                                                        2004             2003
------------------------------------------------------------------------------
Deferred Charges                                  $     28,496      $    28,440
Less: Amortization                                     (10,118)          (7,537)
------------------------------------------------------------------------------
                                                  $     18,378      $    20,903
------------------------------------------------------------------------------

DEFERRED CHARGES INCLUDE PRIMARILY DEBT FINANCING COSTS THAT HAVE BEEN INCURRED IN ESTABLISHING THE CORPORATION'S VARIOUS DEBT FACILITIES. THESE AMOUNTS ARE BEING AMORTIZED OVER THE TERM OF THE RELATED DEBT FACILITIES FOLLOWING START-UP OF THE PROJECT.


7.    CONVERTIBLE NOTES

ON OCTOBER 25, 2001, THE CORPORATION ESTABLISHED AN $88 MILLION TWO-YEAR NOTE PURCHASE FACILITY (THE "NOTE PURCHASE FACILITY") WITH A CANADIAN CHARTERED BANK. BORROWINGS UNDER THE NOTE PURCHASE FACILITY BORE INTEREST AT THE BANK'S PRIME LENDING RATE, THE BANKERS' ACCEPTANCE RATE OR THE LIBOR RATE PLUS APPLICABLE MARGINS RANGING FROM 125 TO 225 BASIS POINTS. THE NOTES ISSUABLE PURSUANT TO DRAWS ON THE NOTE PURCHASE FACILITY WERE CONVERTIBLE, AT MATURITY AT THE OPTION OF THE CORPORATION AND IN THE EVENT OF A DEFAULT AT THE OPTION OF THE BANK, INTO COMMON SHARES OF THE CORPORATION. THE CONVERTIBLE NOTES MATURED ON OCTOBER 25, 2003, AND THE CORPORATION REFINANCED THESE CONVERTIBLE NOTES USING AVAILABILITY THAT IT HAD UNDER ITS REVOLVING CREDIT FACILITY (SEE NOTE 8 (C)). FOR THE YEAR ENDED DECEMBER 31, 2003, THE CORPORATION ACCRETED $3.6 MILLION ($2.1 MILLION NET OF TAX) IN RESPECT TO THE INTEREST PAID ON THE NOTE PURCHASE FACILITY.

8.    LONG-TERM DEBT
                                                                2004            2003
-------------------------------------------------------------------------------------
    US$450 million Senior Secured Notes            (a)    $  541,620      $ 581,580
    Senior Credit Facility                         (b)        95,000          91,000
    Revolving Credit Facility                      (c)       121,000         188,000
-------------------------------------------------------------------------------------
                                                             757,620         860,580
    Less: Current Portion of Long-term Debt        (b)      (95,000)               -
-------------------------------------------------------------------------------------
                                                          $  662,620      $  860,580
-------------------------------------------------------------------------------------

(a) THE SENIOR SECURED NOTES (THE "NOTES") BEAR INTEREST AT 8.375 PER CENT AND HAVE A MATURITY OF MAY 1, 2012. THE NOTES PROVIDE THE HOLDERS WITH SECURITY OVER ALL THE ASSETS OF THE CORPORATION, SUBORDINATED TO THE SENIOR CREDIT FACILITY, UNTIL THE CORPORATION ACHIEVES AN INVESTMENT GRADE CORPORATE CREDIT RATING, AT WHICH TIME THE SENIOR SECURED NOTES BECOME UNSECURED.

     THE SENIOR SECURED NOTES ARE RECORDED IN CANADIAN DOLLARS AT THE EXCHANGE RATE IN EFFECT AT THE BALANCE SHEET DATE. AN UNREALIZED FOREIGN EXCHANGE GAIN TOTALLING $40.0 MILLION WAS RECOGNIZED FOR THE YEAR ENDED DECEMBER 31, 2004, AS A RESULT OF CHANGES IN THE FOREIGN EXCHANGE RATE BETWEEN THE US AND CANADIAN DOLLARS. AN UNREALIZED FOREIGN EXCHANGE GAIN TOTALLING $129.3 MILLION WAS RECOGNIZED FOR THE YEAR ENDED DECEMBER 31, 2003, OF WHICH $94.0 MILLION WAS CAPITALIZED AS IT OCCURRED PRIOR TO COMMERCIAL OPERATIONS AND THE BALANCE OF $35.3 MILLION WAS RECOGNIZED AS AN UNREALIZED FOREIGN EXCHANGE GAIN IN THE STATEMENT OF OPERATIONS AND DEFICIT.

(b) THE $100 MILLION SENIOR CREDIT FACILITY (THE "SENIOR CREDIT FACILITY") BEARS INTEREST AT THE LENDERS' PRIME LENDING RATE, THE BANKERS' ACCEPTANCE RATE OR THE LIBOR RATE PLUS APPLICABLE MARGINS RANGING FROM 100 TO 200 BASIS POINTS. THE SENIOR CREDIT FACILITY MATURES AND IS REPAYABLE ON APRIL 23, 2005. THE CORPORATION IS CURRENTLY IN THE PROCESS OF REFINANCING THE SENIOR CREDIT FACILITY THROUGH THE ASSUMPTION OF THE FULL $100 MILLION INTO THE $240 MILLION REVOLVING CREDIT FACILITY DESCRIBED IN NOTE 8(C). THE CORPORATION EXPECTS THIS TO BE COMPLETED BY THE END OF THE FIRST QUARTER OF 2005. THIS ABILITY TO ROLL THE AMOUNT WAS SPECIFICALLY STRUCTURED UNDER THE REVOLVING CREDIT FACILITY AT ITS INCEPTION. UNDER CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES THE CORPORATION DOES NOT MEET ALL OF THE REQUIRED CRITERIA TO CLASSIFY THE SENIOR CREDIT FACILITY AS LONG-TERM, AS SUCH THE AMOUNT IS CLASSIFIED AS A CURRENT LIABILITY.

     THE SENIOR CREDIT FACILITY CONTAINS CERTAIN COVENANTS AND OTHER PROVISIONS, WHICH RESTRICT THE CORPORATION'S ABILITY TO INCUR ADDITIONAL INDEBTEDNESS, PAY DIVIDENDS OR MAKE DISTRIBUTIONS OF ANY KIND, UNDERTAKE AN EXPANSION OF THE PROJECT,

      DISPOSE OF ITS INTEREST IN THE PROJECT, OR CHANGE THE NATURE OF ITS BUSINESS. THE SENIOR CREDIT FACILITY PROVIDES THE BANKS WITH SECURITY OVER ALL OF THE ASSETS OF THE CORPORATION, WITH THE EXCEPTION OF CERTAIN INTERCOMPANY NOTES AND NOTE GUARANTEES ISSUED IN CONNECTION WITH THE NOTES DETAILED IN NOTE 8(A). AT DECEMBER 31, 2004, AN AMOUNT OF $95 MILLION ($91 MILLION - 2003) HAD BEEN DRAWN UNDER THIS SENIOR CREDIT FACILITY AND NO LETTERS OF CREDIT HAD BEEN ISSUED ($7.1 MILLION - 2003).

(c) THE $240 MILLION REVOLVING CREDIT FACILITY ("REVOLVING CREDIT FACILITY") BEARS INTEREST AT THE LENDERS' PRIME LENDING RATE, THE BANKERS' ACCEPTANCE RATE OR THE LIBOR RATE PLUS APPLICABLE MARGINS RANGING FROM 100 TO 200 BASIS POINTS. THE REVOLVING CREDIT FACILITY PROVIDES THE BANKS WITH SECURITY OVER ALL OF THE ASSETS OF THE CORPORATION, WITH THE EXCEPTION OF CERTAIN INTERCOMPANY NOTES AND NOTE GUARANTEES IN CONNECTION WITH THE NOTES DETAILED IN NOTE 8(A), AND HAS CERTAIN FINANCIAL COVENANTS, INCLUDING A LIMIT ON THE AMOUNT AVAILABLE FOR DRAWDOWN. AT DECEMBER 31, 2004, THE LIMIT AVAILABLE FOR DRAWDOWN WAS $181 MILLION ($215.0 MILLION -
      2003), OF WHICH $121 MILLION ($188 MILLION - 2003) HAD BEEN DRAWN AND $8.1 MILLION ($0.5 MILLION - 2003) HAD BEEN ISSUED IN LETTERS OF CREDIT. THE REVOLVING FACILITY CONTAINS A TWO-YEAR TERM-OUT PROVISION SHOULD THE FACILITY NOT BE RENEWED.


9.    LEASE OBLIGATIONS
                                                        2004              2003
-------------------------------------------------------------------------------
Obligations Under Capital Lease                 $     51,609       $    52,950
Operating Lease Guarantee Obligation                   7,095             2,583
-------------------------------------------------------------------------------
                                                      58,704            55,533
Less: Current Portion                                (5,230)           (1,340)
-------------------------------------------------------------------------------
                                                $     53,474       $    54,193
-------------------------------------------------------------------------------

THE CAPITAL LEASE OBLIGATION RELATES TO THE CORPORATION'S SHARE OF CAPITAL COSTS FOR THE HYDROGEN-MANUFACTURING UNIT WITHIN THE PROJECT. REPAYMENT OF THE PRINCIPAL OBLIGATION WAS $1.3 MILLION IN 2004 AND IS SCHEDULED TO REMAIN AT THAT LEVEL UNTIL FULLY REPAID.

UNDER THE MOBILE EQUIPMENT LEASE, DESCRIBED IN NOTE 18(A), THE CORPORATION IS COMMITTED TO PAY ITS 20 PER CENT SHARE OF AN AMOUNT EQUAL TO 85 PER CENT OF THE ORIGINAL COST OF THE EQUIPMENT TO THE LESSOR AT THE END OF THE TERMS OF THE LEASE. ACCORDINGLY, THE CORPORATION RECOGNIZES, AS A LIABILITY, A PORTION OF THIS FUTURE PAYMENT AS IT RELATES TO THE SERVICE LIFE OF THE EQUIPMENT THAT HAS PASSED.


10.   ASSET RETIREMENT OBLIGATION

THE CORPORATION, IN ASSOCIATION WITH ITS 20 PER CENT WORKING INTEREST IN THE PROJECT, IS ALSO RESPONSIBLE FOR ITS SHARE OF FUTURE DISMANTLEMENT COSTS AND SITE RESTORATION COSTS IN THE MINING, EXTRACTING AND UPGRADING ACTIVITIES. THE PROJECT CURRENTLY ESTIMATES THAT THE TOTAL UNDISCOUNTED AMOUNT OF THESE COSTS TO BE APPROXIMATELY $192.5 MILLION ($184.1 MILLION - 2003) WITH THE MAJORITY OF THAT AMOUNT TO BE PAID AT THE END OF THE CURRENT RESERVES FOR THE PROJECT. THE CORPORATION HAS ASSUMED A CREDIT ADJUSTED RISK FREE RATE OF 6.0 PER CENT TO DISCOUNT ITS SHARE OF THESE PAYMENTS (7.0 PER CENT - 2003). THE FOLLOWING TABLE PRESENTS THE RECONCILIATION OF THE ASSET RETIREMENT OBLIGATION FROM THE BEGINNING OF EACH RESPECTIVE PERIOD UNTIL THE END OF THAT PERIOD:

                                                             2004         2003
-------------------------------------------------------------------------------
Asset Retirement Obligation at Beginning of Year         $  7,137     $  6,342
Liabilities Incurred                                          613          386
Liabilities Settled                                           (30)         (62)
Accretion on Asset Retirement Obligation                      471          471
-------------------------------------------------------------------------------
Asset Retirement Obligation at End of Year               $  8,191     $  7,137
-------------------------------------------------------------------------------


11.   INTEREST EXPENSE

                                                             2004          2003
--------------------------------------------------------------------------------
Interest on Long-term Debt                               $ 59,118     $  60,522
Capitalized Interest in Oil Sands Project                       -       (23,479)
--------------------------------------------------------------------------------
Interest Expense, Net                                      59,118        37,043
Interest on Obligations Under Capital Lease                 2,036         1,386
--------------------------------------------------------------------------------
                                                         $ 61,154     $  38,429
--------------------------------------------------------------------------------

IT IS THE CORPORATION'S POLICY TO CAPITALIZE CARRYING COSTS INCLUDING INTEREST EXPENSE FOR CAPITAL ASSETS ACQUIRED, CONSTRUCTED OR DEVELOPED OVER TIME. AS AT DECEMBER 31, 2003, $87.1 MILLION HAD BEEN CAPITALIZED AS PART OF THE COST OF THE PROJECT, REPRESENTING THE INTEREST EXPENSE FROM INCEPTION TO JUNE 1, 2003, THE DATE THE CORPORATION COMMENCED COMMERCIAL OPERATIONS.

ON A CASH BASIS INTEREST PAID FOR THE YEAR ENDED DECEMBER 31, 2004, WAS $61.0 MILLION (DECEMBER 31, 2003 - $63.8 MILLION). CASH INTEREST RECEIVED FOR THE YEAR ENDED DECEMBER 31, 2004, WAS $0.1 MILLION (DECEMBER 31, 2003 - $0.2 MILLION).

12.   INCOME TAXES

                                                        2004             2003
------------------------------------------------------------------------------
Large Corporations Tax                            $    1,749      $     3,079
Future Income Tax Recovery                            (7,104)          (4,330)
------------------------------------------------------------------------------
INCOME TAX RECOVERY                               $   (5,355)     $    (1,251)
------------------------------------------------------------------------------

CASH TAXES PAID DURING THE YEAR ENDED DECEMBER 31, 2004, WERE $1.7 MILLION (DECEMBER 31, 2003 - $4.5 MILLION) AND RELATED SOLELY TO LARGE CORPORATIONS TAX.

AT DECEMBER 31, THE FUTURE INCOME TAX LIABILITY CONSISTS OF:

                                                          2004            2003
-------------------------------------------------------------------------------
Future Income Tax Assets
   Net Losses Carried Forward                     $     61,697     $    49,682
   Share Issue Costs                                     1,355           1,723
   Impairment of Long-lived Assets                         796              --
Future Income Tax Liabilities
   Capital Assets in Excess of Tax Values              (34,242)        (38,860)
   Unrealized Foreign Exchange Gain                    (12,648)         (6,209)
   Debt Issue Costs                                     (2,447)            (29)
-------------------------------------------------------------------------------
NET FUTURE INCOME TAX ASSET                       $     14,511     $     6,307
-------------------------------------------------------------------------------

THE FOLLOWING TABLE RECONCILES INCOME TAXES CALCULATED AT THE CANADIAN STATUTORY RATE OF 38.87 PER CENT (2003 - 41.12 PER CENT) WITH ACTUAL INCOME TAXES:

                                                              2004         2003
--------------------------------------------------------------------------------
Net Earnings (Loss) Before Income Taxes                 $   14,097    $  15,882
Income Tax Expense (Recovery) at Statutory Rate              5,480        6,531
Effect of Tax Rate Changes and Timing of Use                (4,826)       1,851
Non-Taxable Portion of Foreign Exchange Gain                (8,815)      (8,298)
Non-Taxable Portion of Impairment of Long-lived Assets       1,044           --
Resource Allowance                                          (5,012)      (4,414)
Provision to Actual                                          5,025           --
Large Corporations Tax                                       1,749        3,079
--------------------------------------------------------------------------------
INCOME TAX RECOVERY                                     $   (5,355)    $ (1,251)
--------------------------------------------------------------------------------

AT DECEMBER 31, 2004, THE CORPORATION HAD APPROXIMATELY $1.5 BILLION OF TAX POOLS AVAILABLE. INCLUDED IN THE TAX POOLS ARE $163.8 MILLION OF TAX LOSS CARRY FORWARD BALANCES AS ESTIMATED AT DECEMBER 31, 2004, WITH EXPIRY DATES AS
FOLLOWS:

YEAR CREATED                           AMOUNT                           EXPIRY
-------------------------------------------------------------------------------
2000                        $    10.3 million                             2007
2001                        $     8.8 million                             2008
2002                        $    24.7 million                             2009
2003                        $   118.8 million                             2010
2004                        $     1.2 million                             2011


13.   SHARE CAPITAL

(a)   AUTHORIZED

      THE CORPORATION IS AUTHORIZED TO ISSUE AN UNLIMITED NUMBER OF CLASS A SHARES ("COMMON SHARES"), AN UNLIMITED NUMBER OF NON-VOTING CONVERTIBLE CLASS B EQUITY SHARES ("CLASS B SHARES"), AN UNLIMITED NUMBER OF NON-VOTING CLASS C PREFERRED SHARES AND AN UNLIMITED NUMBER OF CLASS D PREFERRED SHARES, ISSUABLE IN SERIES.

      THE COMMON SHARES ARE WITHOUT NOMINAL OR PAR VALUE. THE CLASS D PREFERRED SHARES, SERIES A, WHICH HAVE BEEN ISSUED, WERE CONVERTED INTO COMMON SHARES AT THE HOLDERS' OPTIONS PRIOR TO REDEMPTION ON A ONE-FOR-ONE BASIS.

(b)   ISSUED AND OUTSTANDING

                                                       NUMBER
                                                    OF SHARES           AMOUNT
-------------------------------------------------------------------------------
COMMON SHARES
Balance at December 31, 2002                       47,742,471     $    414,312
Issued for Cash                                     2,050,000           50,225
Issued on Exercise of Employee Stock Options          163,800            1,457
Share Issue Costs, Net of Tax                               -           (1,290)
Balance at December 31, 2003                       49,956,271          464,704
Issued for Cash                                     2,000,000           68,000
Issued on Exercise of Employee Stock Options          161,600            1,630
Issued on Exercise of Warrants                        494,224            1,236
Conversion of Class D Preferred Shares                666,667           11,963
Share Issue Costs, Net of Tax                              --           (1,834)
Balance at December 31, 2004                       53,278,762          545,699

CLASS D PREFERRED SHARES
Balance at December 31, 2003                          666,667           11,963
Conversion of Class D Preferred Shares               (666,667)         (11,963)
Balance at December 31, 2004                               --               --
TOTAL SHARE CAPITAL                                53,278,762     $    545,699


(c)   ISSUANCES

      ON FEBRUARY 7, 2003, THE CORPORATION COMPLETED A PUBLIC OFFERING FOR THE ISSUANCE OF 2,050,000 COMMON SHARES FOR AGGREGATE PROCEEDS OF $50.2 MILLION, BEFORE CONSIDERATION OF SHARE ISSUE COSTS OF $2.2 MILLION ($1.3 MILLION NET OF TAX). THIS OFFERING WAS UNDERWRITTEN BY A SYNDICATE OF CANADIAN UNDERWRITERS AND UNDERTAKEN THROUGH THE FILING OF A SHORT FORM PROSPECTUS. PROCEEDS OF THIS OFFERING WERE USED TO PAY DOWN CERTAIN AMOUNTS THAT HAD BEEN DRAWN ON THE BANK DEBT AND TO FUND CAPITAL EXPENDITURES.

      ON APRIL 8, 2004, THE CORPORATION COMPLETED A PUBLIC OFFERING FOR THE ISSUANCE OF 2,000,000 COMMON SHARES FOR TOTAL PROCEEDS OF $68.0 MILLION, BEFORE CONSIDERATION OF THE SHARE ISSUE COSTS OF $2.9 MILLION ($1.8 MILLION NET OF TAX). THE OFFERING WAS UNDERWRITTEN BY A SYNDICATE OF CANADIAN UNDERWRITERS AND UNDERTAKEN THROUGH THE FILING OF A SHORT FORM PROSPECTUS. THE COMMON SHARES WERE OFFERED TO THE PUBLIC ON A BOUGHT-DEAL BASIS THROUGH A SYNDICATE OF CANADIAN UNDERWRITERS. PROCEEDS OF THIS OFFERING WERE USED TO PAY DOWN CERTAIN AMOUNTS THAT HAD BEEN DRAWN ON THE BANK DEBT, FOR GENERAL CORPORATE PURPOSES AND FOR EXPANSION OPPORTUNITIES.

(d)   WARRANTS

      THE CORPORATION HAD 494,224 CLASS A WARRANTS OUTSTANDING AT DECEMBER 31, 2003. DURING THE YEAR ENDED DECEMBER 31, 2004, THE CLASS A WARRANTS WERE EXERCISED FOR TOTAL PROCEEDS OF $1.2 MILLION. EACH CLASS A WARRANT ENTITLED THE HOLDER TO PURCHASE ONE COMMON SHARE AT $2.50 PER SHARE UNTIL FIVE YEARS AFTER START-UP OF THE PROJECT.

(e)   CLASS D PREFERRED SHARES

      THE CORPORATION HAD 666,667 CLASS D PREFERRED SHARES, SERIES A OUTSTANDING. THE CLASS D PREFERRED SHARES, SERIES A, WERE CONVERTED ON DECEMBER 31, 2004, INTO COMMON SHARES AT THE HOLDERS' OPTION PRIOR TO REDEMPTION ON A ONE-FOR-ONE BASIS. IF NOT CONVERTED, THEY WERE REDEEMABLE AT THE OPTION OF THE CORPORATION AT ANY TIME AT A PRICE EQUAL TO THEIR ISSUE PRICE, PLUS A CUMULATIVE DIVIDEND OF 12 PER CENT PER YEAR COMPOUNDED SEMI-ANNUALLY UNTIL JANUARY 1, 2007, FROM WHICH DATE THE DIVIDEND WOULD HAVE INCREASED BY THREE PER CENT PER QUARTER TO A MAXIMUM OF 24 PER CENT PER YEAR. CASH DIVIDENDS WERE NOT PAID ON THE CLASS D PREFERRED SHARES.

(f)   CALL OBLIGATIONS

      THE CORPORATION ENTERED INTO CALL OBLIGATION AGREEMENTS WITH CERTAIN SHAREHOLDERS, WHICH OBLIGATED THE HOLDERS OF THE OBLIGATIONS TO PURCHASE UP TO 3,040,000 CLASS B SHARES FOR $5.00 PER SHARE. THE CORPORATION WAS ENTITLED TO REQUIRE THE SUBSCRIBER TO EXERCISE THEIR CALL OBLIGATIONS AT ITS DISCRETION UPON THE SATISFACTION OF CERTAIN CONDITIONS. THESE CALL OBLIGATIONS WERE TO HAVE EXPIRED ON DECEMBER 31, 2001, BUT WERE EXTENDED UNTIL MARCH 31, 2003 AT WHICH TIME THEY EXPIRED UNEXERCISED. AN ADDITIONAL 2,589,641 CALL OBLIGATIONS WERE ENTERED INTO IN JULY 2001, WHEREBY EACH CALL OBLIGATION IS EXERCISABLE INTO ONE CLASS B SHARE AND ONE WARRANT TO PURCHASE A CLASS B SHARE UPON THE PAYMENT OF $13.00 PER CALL OBLIGATION. THESE CALL OBLIGATIONS WERE EXERCISABLE UNTIL MARCH 31, 2003 AND THE UNDERLYING WARRANT WAS EXERCISABLE AT THE THEN MARKET PRICE FOR A PERIOD OF FOUR YEARS AFTER THE CALL OBLIGATION EXERCISE. THESE OBLIGATIONS EXPIRED UNEXERCISED.

(g)   NET EARNINGS PER SHARE

      THE FOLLOWING TABLE SUMMARIZES THE COMMON SHARES USED IN CALCULATING NET EARNINGS PER COMMON SHARE:

                                                                  2004          2003
-------------------------------------------------------------------------------------
Weighted Average Common Shares Outstanding - Basic          52,308,838    50,344,332
Effect of Stock Options and Warrants                           943,294       965,308
-------------------------------------------------------------------------------------
Weighted Average Common Shares Outstanding - Diluted        53,252,132    51,309,640
-------------------------------------------------------------------------------------


14.   STOCK OPTIONS

(a)   STOCK OPTION PLAN

      THE CORPORATION HAS ESTABLISHED A STOCK OPTION PLAN FOR THE ISSUANCE OF OPTIONS TO PURCHASE COMMON SHARES TO DIRECTORS, OFFICERS AND EMPLOYEES OF THE CORPORATION AND ITS SUBSIDIARIES. OPTIONS GRANTED UNDER THE STOCK OPTION PLAN GENERALLY VEST ON AN ANNUAL BASIS OVER FOUR YEARS. THE STOCK OPTIONS EXPIRE FIVE YEARS FROM EACH VESTING DATE.

                                                       2004                                    2003
---------------------------------------------------------------------------------------------------------------
                                                               WEIGHTED                              WEIGHTED
                                                                AVERAGE                                AVERAGE
                                         NUMBER OF            EXERCISE           NUMBER OF            EXERCISE
                                           OPTIONS                PRICE            OPTIONS               PRICE
---------------------------------------------------------------------------------------------------------------
Outstanding at Beginning of Year         1,344,700          $     17.25          1,329,500          $    14.40
Granted                                    106,183                34.82            233,000               25.72
Exercised                                (161,600)                10.09          (163,800)                8.90
Cancelled                                 (33,637)                21.54           (54,000)                9.13
---------------------------------------------------------------------------------------------------------------
Outstanding at End of Year               1,255,646          $     19.54          1,344,700          $    17.25
---------------------------------------------------------------------------------------------------------------
Exercisable at End of Year                 740,325          $     15.05            660,700          $    11.46
---------------------------------------------------------------------------------------------------------------

  THE FOLLOWING TABLE SUMMARIZES STOCK OPTIONS OUTSTANDING AND EXERCISABLE UNDER THE STOCK OPTION PLAN AT DECEMBER 31, 2004:

                                               OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
---------------------------------------------------------------------------------------------------------------
                                                       WEIGHTED       WEIGHTED                        WEIGHTED
                                                        AVERAGE        AVERAGE                         AVERAGE
                                      NUMBER OF       REMAINING       EXERCISE      NUMBER OF         EXERCISE
EXERCISE PRICE                          OPTIONS    LIFE (YEARS)          PRICE        OPTIONS            PRICE
---------------------------------------------------------------------------------------------------------------
$   8.50   -    $   12.00               372,500             4.0      $    8.59        372,500        $    8.59
$  12.01   -    $   16.00               143,250             5.6          14.78        104,125            14.79
$  20.01   -    $   24.00               406,500             6.2          23.85        203,250            23.85
$  24.01   -    $   28.00               181,300             7.3          25.07         47,950            25.01
$  28.01   -    $   32.00                50,000             8.0          28.22         12,500            28.22
$  32.01   -    $   36.00                72,096             8.2          32.86              -                -
$  37.80   -    $   41.80                30,000             8.9          39.87              -                -
---------------------------------------------------------------------------------------------------------------
                                      1,255,646             5.9      $   19.54        740,325        $   15.05
---------------------------------------------------------------------------------------------------------------

      THE NUMBER OF COMMON SHARES RESERVED FOR ISSUANCE UNDER THE STOCK OPTION PLAN WAS 2,446,100 AT DECEMBER 31, 2004 (2,607,700 AT DECEMBER 31, 2003).

(b)   PERFORMANCE SHARE UNIT PLAN

      IN FEBRUARY 2004 THE CORPORATION INITIATED A PERFORMANCE SHARE UNIT PLAN ("PSUP"). AWARDS UNDER PSUP WILL BE IN THE FORM OF UNITS ("UNIT AWARDS"), WITH EACH UNIT ENTITLING THE HOLDER TO RECEIVE ONE COMMON SHARE OF THE CORPORATION FOR NO ADDITIONAL CONSIDERATION AND SUBJECT TO CERTAIN RESTRICTIONS. EACH UNIT AWARD WILL VEST AT A RATE OF ONE THIRD OF THE UNITS AWARDED THEREUNDER ANNUALLY OVER A THREE-YEAR PERIOD, CONDITIONAL ON THE CORPORATION ACHIEVING AN ACCEPTABLE TOTAL SHAREHOLDER RETURN AGAINST A PEER GROUP. IF TOTAL SHAREHOLDER RETURN AT A PARTICULAR VESTING DATE IS IN THE BOTTOM 25 PER CENT OF THE PEER GROUP, NONE OF THE UNITS OTHERWISE ELIGIBLE TO VEST WITH RESPECT TO SUCH UNIT AWARD WILL VEST. IF TOTAL SHAREHOLDER RETURN AT A PARTICULAR VESTING DATE IS IN THE TOP 25 PER CENT OF THE PEER GROUP, 150 PER CENT OF THE UNITS ELIGIBLE TO VEST ON SUCH DATE WILL VEST. IF TOTAL SHAREHOLDER RETURN AT A PARTICULAR VESTING DATE IS IN THE MIDDLE 50 PER CENT OF THE PEER GROUP, ALL OF THE UNITS ELIGIBLE TO VEST ON SUCH DATE WILL VEST. DURING 2004 THE CORPORATION GRANTED 38,679 UNIT AWARDS, OF THIS 5,582 WERE CANCELLED DURING THE YEAR AND 33,097 REMAIN AT DECEMBER 31, 2004.

(c)   STOCK-BASED COMPENSATION

      DURING 2004, THE CORPORATION RECOGNIZED $1.0 MILLION ($0.3 - 2003) IN COMPENSATION EXPENSE RELATED TO STOCK-BASED COMPENSATION ISSUED SUBSEQUENT TO JANUARY 1, 2003. THIS IS THE PORTION OF STOCK-BASED COMPENSATION THAT IS RELATED TO

      2004 EMPLOYEE SERVICES RENDERED AND IS COMPRISED OF $0.7 MILLION ($0.3 -
      2003) IN RESPECT TO THE CORPORATION'S STOCK OPTION PLAN AND $0.3 MILLION (NIL - 2003) IN RESPECT TO THE CORPORATION'S PERFORMANCE SHARE UNIT PLAN.

      THE WEIGHTED AVERAGE FAIR VALUE OF THE 106,183 OPTIONS GRANTED DURING 2004 WAS $12.52 USING THE BLACK-SCHOLES OPTION PRICING MODEL. IN 2003 THERE WERE 233,000 OPTIONS GRANTED AT A WEIGHTED AVERAGE FAIR VALUE OF $9.08. THE FOLLOWING TABLE SETS OUT THE ASSUMPTIONS USED IN APPLYING THE BLACK-SCHOLES MODEL:

                                                      2004               2003
------------------------------------------------------------------------------
Risk Free Interest Rate, Average For Year            4.34%              4.54%
Expected Life (In Years)                              6.00               5.00
Expected Volatility                               26 - 30%                30%
Dividend Per Share                                      --                 --
------------------------------------------------------------------------------

      NO COMPENSATION EXPENSE HAS BEEN RECOGNIZED FOR STOCK OPTIONS GRANTED BEFORE JANUARY 1, 2003, IN ACCORDANCE WITH NOTE 2(J). HAD COMPENSATION EXPENSE BEEN DETERMINED BASED ON THE FAIR VALUE METHOD FOR AWARDS MADE AFTER DECEMBER 31, 2001, BUT BEFORE JANUARY 1, 2003, THE COMPANY'S NET EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS AND EARNINGS PER SHARE WOULD HAVE BEEN ADJUSTED TO THE PROFORMA AMOUNTS INDICATED BELOW:

                                                                           2004             2003
-------------------------------------------------------------------------------------------------
Net Earnings Attributable to Common Shareholders - As Reported         $ 19,452        $  15,003
Compensation Expense                                                        894            1,177
-------------------------------------------------------------------------------------------------
Net Earnings Attributable to Common Shareholders - Proforma            $ 18,558        $  13,826
-------------------------------------------------------------------------------------------------
Basic Earnings Per Share:
   As Reported                                                         $   0.37        $    0.30
   Proforma                                                            $   0.35        $    0.27
Diluted Earnings Per Share:
   As Reported                                                         $   0.37        $    0.29
   Proforma                                                            $   0.35        $    0.27
-------------------------------------------------------------------------------------------------

(d)   OIL SANDS PROJECT STOCK APPRECIATION RIGHTS PLANS

      DURING 2004, THE PROJECT IMPLEMENTED STOCK-BASED COMPENSATION PLANS WHICH AWARDED STOCK APPRECIATION RIGHTS (SARS) TO CERTAIN EMPLOYEES. ACCORDINGLY, THE CORPORATION AS A 20 PER CENT OWNER IN THE PROJECT SHARES IN THE COSTS OF THESE SARS. UNDER THE FIRST PLAN SARS WERE GRANTED TO EMPLOYEES OF THE PROJECT THAT ENTITLE THE HOLDERS TO A CASH PAYMENT ONCE EXERCISED, IF THE COMPOSITE VALUE OF THE WEIGHTED-AVERAGE STOCK PRICE OF CERTAIN JOINT VENTURE OWNERS' SHARES AT THE TIME OF EXERCISE EXCEEDS THE ISSUE PRICE OF THE SARS. THE SARS VEST EVENLY OVER THREE YEARS AND EXPIRE TEN YEARS AFTER GRANT. ON DECEMBER 31, 2004, A TOTAL OF 51,100 SARS WERE GRANTED IN RESPECT TO THIS PLAN. UNDER THE SECOND PLAN SARS WERE GRANTED TO EMPLOYEES OF THE PROJECT THAT ENTITLE THE HOLDERS TO A CASH PAYMENT AT THE END OF A THREE-YEAR PERIOD IF THE COMPOSITE VALUE OF THE WEIGHTED-AVERAGE STOCK PRICE OF CERTAIN JOINT VENTURE OWNERS' SHARES AT THE TIME OF EXERCISE EXCEEDS THE ISSUE PRICE OF THE SARS AND IF CERTAIN PERFORMANCE MEASURES ARE MET. ON DECEMBER 31, 2004, A TOTAL OF 21,679 SARS WERE GRANTED IN RESPECT TO THIS PLAN. DURING 2004, NO COMPENSATION EXPENSE WAS RECORDED IN OPERATING EXPENSE FOR THESE TWO PLANS.


15.   SHAREHOLDERS' RIGHTS PLAN

THE CORPORATION HAS A SHAREHOLDERS' RIGHTS PLAN (THE "PLAN"). UNDER THE PLAN, ONE RIGHT WILL BE ISSUED WITH EACH COMMON SHARE ISSUED. THE RIGHTS REMAIN ATTACHED TO THE COMMON SHARE AND ARE NOT EXERCISABLE OR SEPARABLE UNLESS ONE OR MORE OF CERTAIN SPECIFIED EVENTS OCCUR. IF A PERSON OR GROUP ACTING IN CONCERT ACQUIRES 20 PER CENT OR MORE OF THE COMMON SHARES OF THE CORPORATION, THE RIGHTS WILL ENTITLE THE HOLDERS THEREOF (OTHER THAN THE ACQUIRING PERSON OR GROUP) TO PURCHASE COMMON SHARES OF THE CORPORATION AT A 50 PER CENT DISCOUNT FROM THE THEN MARKET PRICE. THE RIGHTS ARE NOT TRIGGERED BY A "PERMITTED BID", AS DEFINED IN THE PLAN.


16.   EMPLOYEE FUTURE BENEFITS

THE CORPORATION HAS A DEFINED CONTRIBUTION PENSION PLAN FOR ITS DIRECT EMPLOYEES AND AS A RESULT OF THE 20 PER CENT OWNERSHIP IN THE PROJECT HAS A DEFINED BENEFIT PENSION PLAN FOR EMPLOYEES OF THE PROJECT. ALL OF THE INFORMATION PERTAINING TO THE DEFINED BENEFIT PENSION PLAN IN THIS NOTE REPRESENTS THE CORPORATION'S 20 PER CENT OWNERSHIP IN THE PROJECT. THE CORPORATION USES ITS FISCAL YEAR-END AS MEASUREMENT DATE FOR BOTH OF THESE PENSION PLANS.

(a)   DEFINED CONTRIBUTION PENSION PLAN

THE TOTAL EXPENSE FOR THE YEAR ENDED DECEMBER 31, 2004, FOR THE CORPORATION'S DEFINED CONTRIBUTION PLAN WAS $0.3 MILLION (DECEMBER 31, 2003 - $0.2 MILLION).

(b)   DEFINED BENEFIT PENSION PLAN

      INFORMATION FOR THE DEFINED BENEFIT PENSION PLAN IS AS FOLLOWS:

                                                              2004         2003
--------------------------------------------------------------------------------
Accrued Benefit Obligation, Beginning of Year             $  1,084      $    --
   Current Service Cost                                        638          824
   Interest Cost                                               110           88
   Other                                                        96          200
   Benefits Paid                                               (68)         (28)
--------------------------------------------------------------------------------
Accrued Benefit Obligation, End of Year                   $  1,860      $ 1,084
--------------------------------------------------------------------------------
Fair Value of Plan Assets, Beginning of Year              $  1,131      $    --
   Employer Contributions                                      732        1,078
   Actual Return on Plan Assets                                 71           81
   Benefits Paid                                               (68)         (28)
--------------------------------------------------------------------------------
Fair Value of Plan Assets, End of Year                    $  1,866      $ 1,131
--------------------------------------------------------------------------------
Funded Status - Plan Surplus                              $      6      $    47
Other                                                          289          165
--------------------------------------------------------------------------------
Accrued Benefit Asset                                     $    295      $   212
--------------------------------------------------------------------------------

Components of Net Periodic Pension Cost
   Current Service Cost                                   $    638      $   824
   Interest Cost                                               110           88
   Actual Return on Plan Assets                                (71)         (81)
   Actuarial Loss (Gain) on Accrued Benefit Obligation          96            -
--------------------------------------------------------------------------------

Costs Arising in the Period                                    773          831
Differences in Costs Arising and Costs
   Recognized in the Period in Respect of:
       Return on Plan Assets                                  (32)           11
       Other                                                  (92)            8
--------------------------------------------------------------------------------
Net Periodic Pension Cost Recognized                      $    649      $   850
--------------------------------------------------------------------------------

      THE SIGNIFICANT ACTUARIAL ASSUMPTIONS USED TO DETERMINE THE PERIODIC EXPENSE AND ACCRUED BENEFIT OBLIGATIONS ARE AS FOLLOWS:

                                                             2004          2003
--------------------------------------------------------------------------------
Discount Rate - Expense                                     6.50%         6.90%
Discount Rate - Year End Disclosure                         6.10%         6.50%
Expected Long-term Rate of Return on Plan Assets            7.00%         7.00%
Rate of Compensation Increase                               4.25%         4.25%
--------------------------------------------------------------------------------

      THE INVESTMENT STRATEGY FOR THE DEFINED BENEFIT PENSION PLAN ASSETS IS TO UTILIZE A DIVERSIFIED MIX OF GLOBAL PUBLIC AND PRIVATE EQUITY PORTFOLIOS, TOGETHER WITH PUBLIC AND PRIVATE FIXED INCOME PORTFOLIOS, TO EARN LONG-TERM INVESTMENT RETURNS THAT ENABLE THE PLAN TO MEET ITS OBLIGATIONS. ACTIVE MANAGEMENT STRATEGIES ARE UTILIZED WITHIN THE PLAN IN AN EFFORT TO REALIZE INVESTMENT RETURNS IN EXCESS OF MARKET INDICES. THE WEIGHTED-AVERAGE ASSET ALLOCATION FOR OUR DEFINED BENEFIT PENSION PLAN AT DECEMBER 31, 2004 WAS AS FOLLOWS:

                                                        ACTUAL           TARGET
--------------------------------------------------------------------------------
Domestic Equities                                          44%              33%
Foreign Equities                                           19%              25%
Fixed Income Securities                                    35%              37%
Money Market                                                2%               5%
--------------------------------------------------------------------------------
                                                         100 %            100 %
--------------------------------------------------------------------------------


17.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

THE CORPORATION'S FINANCIAL INSTRUMENTS THAT ARE INCLUDED IN THE CONSOLIDATED BALANCE SHEETS ARE COMPRISED OF CASH, ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND ACCRUED LIABILITIES, AND LONG-TERM BORROWINGS.

(a)   COMMODITY PRICE RISK

      THE CORPORATION HAS ENTERED INTO VARIOUS COMMODITY PRICING AGREEMENTS DESIGNED TO MITIGATE THE EXPOSURE TO THE VOLATILITY OF FUTURE CRUDE OIL PRICES. AS AT DECEMBER 31, 2004, THE AGREEMENTS ARE SUMMARIZED AS FOLLOWS:

                                                                                            UNREALIZED
                  NOTIONAL                                              AVERAGE               DECREASE
                    VOLUME                                           SWAP PRICE              TO FUTURE
INSTRUMENT        (BBLS/D)                HEDGE PERIOD                  ($/BBL)          REVENUE (CDN $)
-------------------------------------------------------------------------------------------------------
WTI Swaps           14,000            JANUARY TO MARCH 2005            US$26.06         $     (26,333)
WTI Swaps            7,000             APRIL TO JUNE 2005              US$26.87               (12,141)
WTI Swaps            7,000           JULY TO SEPTEMBER 2005            US$26.87               (11,609)
WTI Swaps            7,000          OCTOBER TO DECEMBER 2005           US$26.87               (11,027)
-------------------------------------------------------------------------------------------------------
                                                                                        $     (61,110)
-------------------------------------------------------------------------------------------------------

      THE CORPORATION, IN ACCORDANCE WITH NOTE 2(M), INCLUDES ANY SETTLEMENT OF THESE RISK MANAGEMENT ACTIVITIES IN REVENUE. THE FOLLOWING SUMMARIZES THE IMPACT OF THESE RISK MANAGEMENT ACTIVITIES:

                                                          2004            2003
-------------------------------------------------------------------------------
Decrease to Revenue                                 $  131,428        $  8,307
-------------------------------------------------------------------------------

(b)   CREDIT RISK

      A SIGNIFICANT PORTION OF THE CORPORATION'S ACCOUNTS RECEIVABLE IS WITH CUSTOMERS IN THE OIL AND GAS INDUSTRY, AND IS SUBJECT TO NORMAL INDUSTRY CREDIT RISKS.

      THE CORPORATION'S CRUDE OIL SWAP AGREEMENTS ARE ALL WITH MAJOR FINANCIAL INSTITUTIONS IN CANADA.

(c)   INTEREST RATE RISK

      AT DECEMBER 31, 2004, THE INCREASE OR DECREASE IN NET EARNINGS FOR EACH ONE PER CENT CHANGE IN THE INTEREST RATES ON FLOATING DEBT AMOUNTS TO $2.2 MILLION (2003 - $2.8 MILLION).

(d)   FOREIGN CURRENCY RISK

      FOREIGN CURRENCY RISK IS THE RISK THAT A VARIATION IN EXCHANGE RATES BETWEEN THE CANADIAN DOLLAR AND FOREIGN CURRENCIES WILL AFFECT THE CORPORATION'S OPERATING AND FINANCIAL RESULTS. THE CORPORATION HAS REVENUE AND EXPENSES TRANSACTED IN US DOLLARS, AND HAS US DOLLAR DENOMINATED SENIOR SECURED NOTES, AS DESCRIBED IN NOTE 8(A).

(e)   FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

      THE FAIR VALUES OF FINANCIAL INSTRUMENTS THAT ARE INCLUDED IN THE CONSOLIDATED BALANCE SHEETS, OTHER THAN LONG-TERM BORROWINGS, APPROXIMATE THEIR CARRYING AMOUNT DUE TO THE RELATIVELY SHORT PERIOD TO MATURITY OF THESE INSTRUMENTS.

      THE ESTIMATED FAIR VALUES OF LONG-TERM BORROWINGS HAVE BEEN DETERMINED BASED UPON MARKET PRICES AT DECEMBER 31 FOR OTHER SIMILAR LIABILITIES WITH SIMILAR TERMS AND CONDITIONS, OR BY DISCOUNTING FUTURE PAYMENTS OF INTEREST AND PRINCIPAL AT ESTIMATED INTEREST RATES THAT WOULD BE AVAILABLE TO THE CORPORATION AT YEAR-END.

                                                          2004                                      2003
-------------------------------------------------------------------------------------------------------------------
                                                   BALANCE SHEET                      BALANCE SHEET
                                                        AMOUNT       FAIR VALUE          AMOUNT         FAIR VALUE
-------------------------------------------------------------------------------------------------------------------
    Floating Rate Debt:
         Revolving Credit and
             Term Loan Borrowings                 $    216,000      $  216,000       $  279,000        $   279,000
         Other Long-term Liabilities                    66,671          66,671           62,670             62,670
    Fixed Rate Debt:
         US Senior Secured Notes                       541,620         628,979          581,580            661,547
-------------------------------------------------------------------------------------------------------------------
    Long-term Borrowings                          $    824,291      $  911,650       $  923,250        $ 1,003,217
-------------------------------------------------------------------------------------------------------------------


18.   COMMITMENTS AND CONTINGENCIES

a)    COMMITMENTS

      THE CORPORATION AND THE OTHER OWNERS OF THE OIL SANDS JOINT VENTURE HAVE ENTERED INTO LONG-TERM THIRD PARTY AGREEMENTS TO PURCHASE CERTAIN FEEDSTOCKS ON A TAKE-OR-PAY BASIS. THIS COMMITMENT HAS BEEN MEASURED BASED ON DECEMBER 31, 2004 MARKET PRICES. THE CORPORATION AND THE OTHER OWNERS OF THE OIL SANDS JOINT VENTURE HAVE EXECUTED LONG-TERM THIRD PARTY AGREEMENTS TO PROVIDE FOR PIPELINE TRANSPORTATION OF BITUMEN AND UPGRADED PRODUCTS, ELECTRICAL AND THERMAL ENERGY, PRODUCTION AND SUPPLY OF HYDROGEN AND TRANSPORTATION OF NATURAL GAS. UNDER THE TERMS OF CERTAIN OF THESE AGREEMENTS, THE CORPORATION IS COMMITTED TO PAY FOR THESE UTILITIES AND SERVICES ON A LONG-TERM BASIS, REGARDLESS OF THE EXTENT THAT SUCH SERVICES AND UTILITIES ARE ACTUALLY USED. IF DUE TO PROJECT DELAY, SUSPENSION, SHUT DOWN OR OTHER REASON, THE CORPORATION FAILS TO MEET ITS COMMITMENT UNDER THESE AGREEMENTS, THE CORPORATION MAY INCUR SUBSTANTIAL COSTS AND MAY, IN SOME CIRCUMSTANCES, BE OBLIGATED TO PURCHASE THE FACILITIES CONSTRUCTED BY THE THIRD PARTIES FOR A PURCHASE PRICE IN EXCESS OF THE FAIR MARKET VALUE OF THE FACILITIES.

      THE CORPORATION AND THE OTHER OWNERS OF THE OIL SANDS JOINT VENTURE HAVE ENTERED INTO LONG-TERM OPERATING LEASE OBLIGATIONS FOR CERTAIN EQUIPMENT RELATED TO THE PROJECT. THE TERM OF THE LEASE OBLIGATIONS IS BETWEEN THREE AND SEVEN YEARS. THE CORPORATION ANTICIPATES ITS SHARE OF THE FINAL VALUE OF THE LEASED EQUIPMENT WILL TOTAL BETWEEN $40 TO $60 MILLION. A GUARANTEE HAS BEEN PROVIDED TO THE LESSOR IN ORDER TO SECURE ATTRACTIVE LEASING TERMS AND IS PAYABLE WHEN THE EQUIPMENT IS RETURNED TO THE LESSOR. AT DECEMBER 31, 2004, THE CORPORATION'S SHARE OF THE MAXIMUM PAYABLE UNDER THE GUARANTEE WAS $39.5 MILLION. HOWEVER, ANY PROCEEDS RECEIVED FROM THE SALE OF THE EQUIPMENT WOULD BE USED TO OFFSET AGAINST THE PAYMENT REQUIRED UNDER THE GUARANTEE. AT DECEMBER 31, 2004, THE CORPORATION'S SHARE OF COMMITTED LEASE PAYMENTS AMOUNTED TO $48.4 MILLION. THE ESTIMATE OF LEASE INTEREST OBLIGATIONS, EXCLUDING ANY COMMITTED PAYMENTS, IS $2.1 MILLION FOR 2005, $2.0 MILLION FOR 2006, $1.9 MILLION FOR 2007, $1.8 MILLION FOR 2008, $0.9 MILLION FOR 2009 AND $0.2 MILLION FOR 2010.

      THE FOLLOWING TABLE SUMMARIZES THE CORPORATION'S OPERATING COMMITMENTS AT DECEMBER 31, 2004:

                                                                      MOBILE
                           FEEDSTOCKS           UTILITIES    EQUIPMENT LEASE                TOTAL
--------------------------------------------------------------------------------------------------
2005                      $    79,437         $    31,807        $     5,960          $   117,204
2006                          108,611              32,357              2,940              143,908
2007                          111,757              33,333              3,340              148,430
2008                           80,704              34,744              9,800              125,248
2009                           87,816              34,769             17,640              140,225
Thereafter                     62,117             590,377              8,700              661,194
--------------------------------------------------------------------------------------------------
Total                     $   530,442         $   757,387        $    48,380          $ 1,336,209
--------------------------------------------------------------------------------------------------

b)    CONTINGENCIES

      THE CORPORATION UNDER THE INSURANCE COVERAGE PROVIDED IN OUR JOINT VENTURE CONSTRUCTION POLICIES HAS SUBMITTED CLAIMS IN RESPECT OF THE FIRE THAT OCCURRED IN JANUARY 2003 AT THE MUSKEG RIVER MINE EXTRACTION PLANT. THE CORPORATION AT DECEMBER 31, 2004 HAS RECEIVED A TOTAL OF $16.1 MILLION IN RESPECT TO THIS CLAIM, $6.4 MILLION OF WHICH WAS RECEIVED DURING THE YEAR ENDED DECEMBER 31, 2004 WITH THE REMAINDER RECEIVED DURING 2003. HOWEVER, CERTAIN INSURERS ALSO INVOLVED IN THE COST OVERRUN AND START UP DELAY INSURANCE DISPUTE WITH THE CORPORATION CONTINUE TO WITHHOLD INSURANCE PROCEEDS PAYABLE TO THE CORPORATION FOR THESE DAMAGES. THESE AMOUNTS BEING WITHHELD ARE APPROXIMATELY EQUAL TO THE AMOUNTS RECOVERED. THE JOINT VENTURE HAS ALSO FILED A JOINT ARBITRATION NOTICE WITH THE INSURERS IN RESPECT TO THE $500 MILLION DELAY IN START-UP CLAIM ($100 MILLION FOR THE CORPORATION'S SHARE) RELATED TO THIS FIRE. THE ARBITRATION NOTICE HAS BEEN FILED IN AN ATTEMPT TO EXPEDITE COLLECTION OF INSURANCE PROCEEDS ON THIS CLAIM.

      ARBITRATION PROCEEDINGS UNDER THE TERMS OF THE COST OVERRUN AND START UP DELAY INSURANCE POLICY HAVE BEEN INITIATED TO RESOLVE THE DISPUTES WITH INSURERS SURROUNDING THESE CLAIMS FOR PAYMENT. FOLLOWING THESE ARBITRATION HEARINGS WE WOULD EXPECT TO RECEIVE A BINDING DECISION FROM THE PANEL WITH RESPECT TO OUR CLAIMS. THE CORPORATION HAS FILED A STATEMENT OF CLAIM, AGAINST THE PARTIES INVOLVED IN PLACING AND ISSUING THE COST OVERRUN AND START UP DELAY INSURANCE POLICY, IN AN AMOUNT EXCEEDING $200 MILLION. AGGRAVATED AND PUNITIVE DAMAGES TOTALLING $650 MILLION HAVE ALSO BEEN CLAIMED AGAINST THE INSURERS. THE STATEMENT OF CLAIM WILL ONLY BE SERVED ON THE INSURERS AND PURSUED IN THE COURTS IN THE EVENT THAT RESOLUTION PROCEDURES CANNOT OTHERWISE BE AGREED TO ON A TIMELY BASIS.

      NO AMOUNTS, OTHER THAN THOSE COLLECTED AT DECEMBER 31, 2004, HAVE BEEN RECOGNIZED IN THESE STATEMENTS RELATING TO THESE INSURANCE POLICIES NOR WILL AN AMOUNT BE RECOGNIZED UNTIL THE PROCEEDS ARE RECEIVED.

      THE CORPORATION, IN ASSOCIATION WITH ITS 20 PER CENT OWNERSHIP IN THE PROJECT, IS A JOINT DEFENDANT AND PLAINTIFF IN A NUMBER OF LEGAL ACTIONS THAT ARISE IN THE NORMAL COURSE OF BUSINESS. THE CORPORATION BELIEVES THAT ANY LIABILITIES THAT MIGHT ARISE PERTAINING TO SUCH MATTERS WOULD NOT HAVE A MATERIAL EFFECT ON ITS CONSOLIDATED FINANCIAL POSITION.

19.   NET CHANGE IN NON-CASH WORKING CAPITAL

SOURCE/(USE)                                                 2004          2003
--------------------------------------------------------------------------------
Operating Activities
     Accounts Receivable                               $   (5,184)   $  (53,309)
     Inventory                                             (5,086)       (4,925)
     Prepaid Expense                                        1,262        (7,033)
     Accounts Payable and Accrued Liabilities              25,401        58,134
--------------------------------------------------------------------------------
                                                       $   16,393    $   (7,133)
--------------------------------------------------------------------------------
Investing Activities
     Accounts Receivable                               $      614    $    1,939
     Accounts Payable and Accrued Liabilities              (3,671)      (33,138)
--------------------------------------------------------------------------------
                                                       $   (3,057)   $  (31,199)
--------------------------------------------------------------------------------


20.   UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

THE CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN CANADIAN DOLLARS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA (CANADIAN
GAAP). THE APPLICATION OF ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (US GAAP) WOULD HAVE THE FOLLOWING EFFECTS ON THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER COMPREHENSIVE INCOME:

RECONCILIATION OF NET EARNINGS (LOSS) UNDER CANADIAN GAAP TO US GAAP

    YEAR ENDED DECEMBER 31                                      NOTES                    2004                 2003
-------------------------------------------------------------------------------------------------------------------
    Net Earnings - Canadian GAAP                                                 $     19,452          $    17,133
         Impact of US GAAP
         Pre-Operating Items and Borrowing Costs                   iv                     (71)              17,716
         Loss on Derivative Financial Instruments                   v                  (8,815)              (1,348)
         Interest on Convertible Notes                            vii                      --               (3,640)
         Pre-Feasibility Costs                                   viii                 (13,546)                (923)
         Deferred Income Tax                                      iii                   3,195               22,174
-------------------------------------------------------------------------------------------------------------------
    Net Earnings - US GAAP                                                       $        215          $    51,112
-------------------------------------------------------------------------------------------------------------------
    Net Earnings Per Share - US GAAP
         Basic                                                                   $         --          $      1.02
         Diluted                                                                 $         --          $      1.00

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

    YEAR ENDED DECEMBER 31                                      NOTES                    2004                 2003
-------------------------------------------------------------------------------------------------------------------
    Net Earnings - US GAAP                                                       $        215          $    51,112
    Change in Realized and Unrealized Losses                       vi                 (14,607)             (15,666)
-------------------------------------------------------------------------------------------------------------------
    Other Comprehensive Income                                                   $    (14,392)         $    35,446
-------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS - US GAAP

    YEAR ENDED DECEMBER 31                                      NOTES                    2004                 2003
-------------------------------------------------------------------------------------------------------------------
    Cash Provided By (Used In)
    Operating Activities - Canadian GAAP                                         $     39,437          $    (1,330)
         Pre-Operating Items and Borrowing Costs                   iv                      --             (102,676)
         Interest on Convertible Notes                            vii                      --               (3,640)
         Pre-Feasibility Costs                                   viii                 (13,546)                (923)
-------------------------------------------------------------------------------------------------------------------
    Operating Activities - US GAAP                                                     25,891             (108,569)
-------------------------------------------------------------------------------------------------------------------
    Financing Activities - Canadian GAAP                                                3,533              170,344
         Interest on Convertible Notes                            vii                      --                3,640
-------------------------------------------------------------------------------------------------------------------
    Financing Activities - US GAAP                                                      3,533              173,984
-------------------------------------------------------------------------------------------------------------------
    Investing Activities - Canadian GAAP                                              (43,025)            (179,672)
         Pre-Operating Items and Borrowing Costs                   iv                      --              102,676
         Pre-Feasibility Costs                                   viii                  13,546                  923
-------------------------------------------------------------------------------------------------------------------
    Investing Activities - US GAAP                                                    (29,479)             (76,073)
-------------------------------------------------------------------------------------------------------------------
    Decrease in Cash                                                             $        (55)         $   (10,658)
-------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET

    AS AT DECEMBER 31                                         2004                               2003
-------------------------------------------------------------------------------------------------------------------
                                  NOTES          AS REPORTED           US GAAP       AS REPORTED           US GAAP
-------------------------------------------------------------------------------------------------------------------
    ASSETS
    Current Assets                              $     86,236     $      86,236      $     77,897      $     77,897
    Capital Assets          iv,vii,viii            1,351,745         1,342,876         1,353,317         1,358,201
    Deferred Charges                 iv               18,378            17,421            20,903            19,810
    Future Income Taxes             iii               14,511            56,898             6,307            37,837
-------------------------------------------------------------------------------------------------------------------
                                                $  1,470,870     $   1,503,431      $  1,458,424      $  1,493,745
-------------------------------------------------------------------------------------------------------------------
    LIABILITIES

    Current Liabilities                         $    187,909     $     187,909      $     67,289      $     67,289
    Financial Liabilities             v                   --            61,110                --            30,026
    Long-term Debt                                   662,620           662,620           860,580           860,580
    Lease Obligations                                 53,474            53,474            54,193            54,193
    Asset Retirement Obligations                       8,191             8,191             7,137             7,137
    Future Income Taxes             iii                   --                --                --                --
-------------------------------------------------------------------------------------------------------------------
                                                     912,194           973,304           989,199         1,019,225
    SHAREHOLDERS' EQUITY

    Share Capital                    ix              545,699           565,004           476,667           495,972
    Contributed Surplus                                1,245             1,245               278               278
    Retained Earnings
      (Deficit)            iv,v,viii,ix               11,732           (4,366)           (7,720)           (4,581)
    Accumulated Other
      Comprehensive Income            v                   --          (31,756)                --          (17,149)
-------------------------------------------------------------------------------------------------------------------
                                                $  1,470,870     $   1,503,431      $  1,458,424      $  1,493,745
-------------------------------------------------------------------------------------------------------------------

i.    STOCK-BASED COMPENSATION

      THE CORPORATION ACCOUNTS FOR ITS STOCK-BASED COMPENSATION PLANS UNDER CICA 3870, UNDER WHICH NO COMPENSATION EXPENSE WAS RECOGNIZED IN THE CONSOLIDATED FINANCIAL STATEMENTS FOR STOCK OPTIONS GRANTED BETWEEN JANUARY 1, 2002 TO DECEMBER 31, 2002. IF COMPENSATION EXPENSE HAD BEEN RECORDED IN ACCORDANCE WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARD ("FAS") NO. 123, THE CORPORATION'S NET EARNINGS (LOSS) AND NET EARNINGS
      (LOSS) PER SHARE WOULD APPROXIMATE THE FOLLOWING PRO FORMA AMOUNTS:

    YEAR ENDED DECEMBER 31                                 2004            2003
--------------------------------------------------------------------------------
    Compensation Expense                              $     894      $    1,177
    Net Earnings (Loss):
         As Reported - US GAAP                              215          51,112
--------------------------------------------------------------------------------
         Pro Forma                                    $    (679)     $   49,935
--------------------------------------------------------------------------------
    Basic Earnings (Loss) Per Share:
         As Reported - US GAAP                        $      --      $     1.02
         Pro Forma                                    $   (0.01)     $     0.99
    Diluted Earnings (Loss) per Share:
         As Reported - US GAAP                        $      --      $     1.00
         Pro Forma                                    $   (0.01)     $     0.97
--------------------------------------------------------------------------------


ii.   RECENT ACCOUNTING PRONOUNCEMENTS

A.    FASB INTERPRETATION 46 CONSOLIDATION OF VARIABLE INDIRECT ENTITIES

      IN FEBRUARY 2003, FASB ISSUED FASB INTERPRETATION 46, TO BE EFFECTIVE FOR THE FIRST INTERIM OR ANNUAL REPORTING PERIOD BEGINNING AFTER JUNE 14, 2003. THE STANDARD MANDATES THAT CERTAIN SPECIAL-PURPOSE ENTITIES BE CONSOLIDATED BY THEIR PRIMARY BENEFICIARY. SUBSEQUENTLY THIS WAS REVISED BY FASB IN DECEMBER 2003, REQUIRING THAT ALL OTHER VARIABLE INTEREST ENTITIES BE CONSOLIDATED BY THEIR PRIMARY BENEFICIARY, EFFECTIVE FOR PERIODS ENDING AFTER MARCH 15, 2004. THE ADOPTION OF THIS PRONOUNCEMENT DID NOT HAVE AN IMPACT ON THE CORPORATION'S CONSOLIDATED FINANCIAL STATEMENTS.

iii.  INCOME TAXES

      UNDER US GAAP, THE NET DEFERRED INCOME TAX LIABILITY AS AT DECEMBER 31 CONSISTS OF:

    YEAR ENDED DECEMBER 31                                                                  2004              2003
-------------------------------------------------------------------------------------------------------------------
    Future Income Tax Assets
         Net Losses Carried Forward                                                 $     61,697      $     49,682
         Share Issue Costs                                                                 1,355             1,723
         Impairment of Long-lived Assets                                                     796                --
         Financial Liabilities in Excess of Tax Values                                    22,990            12,046
         Tax Values in Excess of Book Capital Assets                                         294
    Future Income Tax Liabilities
         Capital Assets in Excess of Tax Values                                               --           (3,188)
    Unrealized Foreign Exchange Gain                                                     (28,109)          (22,397)
         Debt Issue Costs                                                                 (2,125)              (29)
-------------------------------------------------------------------------------------------------------------------
    Net Future Income Tax Liability - US GAAP                                       $     56,898      $     37,837
-------------------------------------------------------------------------------------------------------------------

      THE FOLLOWING TABLE RECONCILES INCOME TAXES CALCULATED AT THE CANADIAN
      STATUTORY RATE OF 38.87% (2003 - 41.12%) WITH ACTUAL INCOME TAXES:


    YEAR ENDED DECEMBER 31                                                                  2004              2003
-------------------------------------------------------------------------------------------------------------------
    Loss Before Income Taxes - Canadian GAAP                                        $     14,097      $     15,882
    US GAAP Adjustments                                                                  (22,432)           11,805
-------------------------------------------------------------------------------------------------------------------
    Loss Before Income Taxes - US GAAP                                                    (8,335)           27,687
-------------------------------------------------------------------------------------------------------------------
    Expected Income Tax                                                                   (3,240)           11,385
    Effect of Tax Rate Changes                                                               699               109
    Non-Taxable Portion of Foreign Exchange Gain                                          (8,815)          (30,397)
    Non-Taxable Portion of Impairment of Long-lived Asset                                  1,044                --
    Resource Allowance                                                                    (5,012)           (4,414)
    Provision to Actual                                                                    5,025                --
    Tax Values in Excess of Book Capital Assets                                               --            (1,677)
    Interest on Convertible Notes                                                             --            (1,510)
    Large Corporations Tax                                                                 1,749             3,079
-------------------------------------------------------------------------------------------------------------------
    Income Tax Recovery - US GAAP                                                   $     (8,550)      $   (23,425)
-------------------------------------------------------------------------------------------------------------------

iv.   BORROWING COSTS AND THE END OF PRE-OPERATING PERIOD

      UNDER CANADIAN GAAP, THE CORPORATION IS DEEMED TO HAVE ENDED ITS PRE-OPERATING PERIOD UPON COMMENCEMENT OF COMMERCIAL PRODUCTION, WHICH OCCURRED ON JUNE 1, 2003. UNTIL THAT TIME, REVENUES, TRAINING AND START-UP COSTS, INTEREST AND FOREIGN EXCHANGE GAINS ASSOCIATED WITH THE PROJECT DURING THE PRE-OPERATING PERIOD WERE DEFERRED AND CAPITALIZED AS PART OF THE PROJECT. UNDER US GAAP, THE CORPORATION IS DEEMED TO HAVE ENDED ITS PRE-OPERATING PERIOD UPON MECHANICAL COMPLETION OF THE PROJECT, WHICH OCCURRED ON DECEMBER 1, 2002, SUCH THAT THESE PRE-OPERATING ITEMS ARE EXPENSED THEREAFTER. UNDER CANADIAN GAAP DURING THE PRE-OPERATING PERIOD, STANDBY FEES AND FOREIGN EXCHANGE GAINS OR LOSSES ASSOCIATED WITH BORROWING FACILITIES CAN BE DEFERRED. UNDER US GAAP, DURING THE PRE-OPERATING PERIOD THESE COSTS WOULD BE EXPENSED AS INCURRED. CONSISTENT WITH THE DECEMBER 1, 2002 END OF THE PRE-OPERATING PERIOD DEPRECIATION, DEPLETION AND AMORTIZATION OF THE CORPORATION'S CAPITAL ASSETS AND DEFERRED CHARGES SHOULD HAVE ALSO COMMENCED.

      THE FOLLOWING TABLE ILLUSTRATES EACH OF THESE DIFFERENCES:

YEAR ENDED DECEMBER 31                                                 2004              2003
----------------------------------------------------------------------------------------------
Pre-Operating Items:
     Revenues                                                  $         --      $     29,653
     Feedstocks and Operating Expenses                                   --           (79,197)
     Interest Expense                                                    --           (23,479)
     Depreciation, Depletion and Amortization                           (71)           (3,221)
     Foreign Exchange Gains                                              --            93,960
----------------------------------------------------------------------------------------------
     Impact on Net Earnings (Loss) Before Income Tax                    (71)           17,716
     US GAAP Adjustments - Prior Years                                3,268           (14,448)
----------------------------------------------------------------------------------------------
                                                               $      3,197      $      3,268
----------------------------------------------------------------------------------------------
     Adjustment to Capital Assets                              $      4,154      $      4,361
     Adjustment to Deferred Charges                                    (957)           (1,093)
----------------------------------------------------------------------------------------------
     Adjustment to Assets                                      $      3,197      $    (3,268)
----------------------------------------------------------------------------------------------

v.    DERIVATIVE FINANCIAL INSTRUMENTS

      UNDER CANADIAN GAAP, THE DERIVATIVE FINANCIAL INSTRUMENTS QUALIFY FOR HEDGE ACCOUNTING AND THE PAYMENTS OR RECEIPTS ON THESE CONTRACTS ARE RECOGNIZED IN EARNINGS CONCURRENTLY WITH THE HEDGED TRANSACTION AND CHANGES IN THE FAIR VALUES OF THE CONTRACTS ARE NOT REFLECTED IN THE CONSOLIDATED FINANCIAL STATEMENTS. US GAAP REQUIRES THAT ALL DERIVATIVE FINANCIAL INSTRUMENTS BE RECORDED ON THE BALANCE SHEET AS EITHER ASSETS OR LIABILITIES AT THEIR FAIR VALUES AND THAT CHANGES IN THE DERIVATIVE'S FAIR VALUE BE RECORDED IN OTHER COMPREHENSIVE INCOME, WITH ANY INEFFECTIVE PORTION OF THE HEDGE RECORDED IN EARNINGS FOR THE PERIOD. UNDER US GAAP THE DERIVATIVE FINANCIAL INSTRUMENTS DESCRIBED IN NOTE 17(A) AS HEDGES WOULD BE RECOGNIZED AS A LIABILITY. THE FOLLOWING TABLE ILLUSTRATES EACH OF THESE DIFFERENCES:

    YEAR ENDED DECEMBER 31                                                                  2004              2003
-------------------------------------------------------------------------------------------------------------------
    Assets:
    Increase in Future Income Tax Assets and Total Assets                           $     22,990      $     12,046
-------------------------------------------------------------------------------------------------------------------
    Liabilities:
         Increase in Financial Liabilities                                                61,110            30,026
    Shareholders' Equity
         Decrease in Opening Deficit - US GAAP                                             (831)              (23)
         Decrease in Accumulated Other Comprehensive Income (1)                         (31,756)          (17,149)
    Net Earnings and Ending Deficit - US GAAP
         Decrease in Revenues                                                            (8,815)           (1,348)
         Increase in Future Income Tax Recovery                                            3,282               540
-------------------------------------------------------------------------------------------------------------------
    Increase in Total Liabilities and Shareholders' Equity                          $     22,990      $     12,046
-------------------------------------------------------------------------------------------------------------------

(1) Net of income tax of $19.2 million and $11.5 million for the years ended December 31, 2004 and 2003, respectively.

vi.   OTHER COMPREHENSIVE INCOME

      COMPREHENSIVE INCOME IS MEASURED IN ACCORDANCE WITH FAS 130 "REPORTING COMPREHENSIVE INCOME". THIS STANDARD DEFINES COMPREHENSIVE INCOME AS ALL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM INVESTMENTS BY OWNERS AND DISTRIBUTIONS TO OWNERS. THE CORPORATION HAD OTHER COMPREHENSIVE INCOME ARISING DUE TO UNREALIZED LOSSES ON DERIVATIVE FINANCIAL INSTRUMENTS DESIGNATED AS HEDGE TRANSACTIONS. AT DECEMBER 31, 2004, THIS OTHER COMPREHENSIVE INCOME AMOUNTED TO A LOSS NET OF TAX OF $14.6 MILLION ($15.7 MILLION - 2003).

vii.  CONVERTIBLE NOTES

      UNDER CANADIAN GAAP, AMOUNTS DRAWN UNDER THE NOTE PURCHASE FACILITY ARE DEEMED TO CONSIST OF BOTH AN EQUITY AND A LIABILITY COMPONENT, RECOGNIZED AS CONVERTIBLE NOTES. THE INITIAL CARRYING AMOUNT OF THE EQUITY COMPONENT IS ADJUSTED FOR ACCRETION TO BRING IT UP TO THE STATED PRINCIPAL AMOUNT OF THE NOTE PURCHASE FACILITY AT MATURITY. THIS ACCRETION IS CHARGED TO THE DEFICIT. UNDER US GAAP, ALL AMOUNTS DRAWN UNDER THE NOTE PURCHASE FACILITY WERE CLASSIFIED AS A LIABILITY AND ANY CHARGES PAID ON THESE NOTES PRIOR TO THE PRE-OPERATING PERIOD CAPITALIZED AND ANY CHARGES PAID ON THESE NOTES SUBSEQUENT TO THIS PERIOD WERE TREATED AS INTEREST EXPENSE. PRIOR TO THE PRE-OPERATING PERIOD $1.4 MILLION OF THESE CHARGES WERE RECLASSIFIED TO CAPITAL ASSETS FROM THE DEFICIT. IN 2003, $2.1 MILLION WAS RECLASSIFIED FROM A DIRECT CHARGE TO THE DEFICIT TO INTEREST EXPENSE BY INCREASING INTEREST EXPENSE BY $3.6 MILLION AND FUTURE INCOME TAX RECOVERY BY $1.5 MILLION.

viii.  PRE-FEASIBILITY COSTS

      UNDER CANADIAN GAAP COSTS ASSOCIATED WITH PROJECTS THAT HAVE YET TO BE DETERMINED TO BE TECHNICALLY FEASIBLE CAN BE CAPITALIZED AS PART OF CAPITAL ASSETS IF CERTAIN CRITERIA ARE MET. UNDER US GAAP COSTS ASSOCIATED WITH PROJECTS THAT HAVE NOT YET BEEN DETERMINED TO BE TECHNICALLY FEASIBLE MUST BE EXPENSED. DURING 2004, THE CORPORATION HAD EXPENDITURES OF $13.5 MILLION ($0.9 MILLION - 2003) RELATING TO PROJECTS THAT HAVE NOT YET BEEN DETERMINED TO BE TECHNICALLY FEASIBLE. THE CUMULATIVE EFFECT OF THIS DIFFERENCE IS TO REDUCE CAPITAL ASSETS $14.4 MILLION ($0.9 MILLION -
      2003), DECREASE NET EARNINGS BY $13.5 MILLION ($0.9 MILLION - 2003) AND INCREASE THE DEFICIT BY $0.9 MILLION (NIL -2003).

ix.  FLOW-THROUGH SHARES

      UNDER CANADIAN GAAP FLOW-THROUGH SHARES ARE RECORDED AT THEIR FACE VALUE WITHIN SHARE CAPITAL. WHEN THE EXPENDITURES ARE RENOUNCED AND THE TAX DEDUCTIONS TRANSFERRED TO THE SHAREHOLDERS, FUTURE INCOME TAX LIABILITIES WILL INCREASE AND THE SHARE CAPITAL WILL BE REDUCED. UNDER US GAAP WHEN THE SHARES ARE ISSUED THE PROCEEDS ARE ALLOCATED BETWEEN THE OFFERING OF THE SHARES AND THE SALE OF TAX BENEFITS. THE ALLOCATION IS MADE BASED ON THE DIFFERENCE BETWEEN THE QUOTED PRICE OF THE EXISTING SHARES AND THE AMOUNT THE INVESTOR PAYS FOR THE FLOW-THROUGH SHARES (GIVEN NO OTHER DIFFERENCES BETWEEN THE SECURITIES). A LIABILITY IS RECOGNIZED FOR THIS DIFFERENCE. THE LIABILITY IS REVERSED WHEN TAX BENEFITS ARE RENOUNCED AND A DEFERRED TAX LIABILITY RECOGNIZED AT THAT TIME. INCOME TAX EXPENSE IS THE DIFFERENCE BETWEEN THE AMOUNT OF THE DEFERRED TAX LIABILITY AND THE LIABILITY RECOGNIZED ON ISSUANCE. AT DECEMBER 31, 2002, THE CORPORATION HAD RECOGNIZED ALL RENOUNCEMENTS OF THE TAX DEDUCTIONS TO THE INVESTORS. THE EFFECT OF THIS DIFFERENCE IS TO INCREASE SHARE CAPITAL BY $19.3 MILLION AND INCREASE DEFERRED INCOME TAX EXPENSE BY $19.3 MILLION.



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